



myers
INDUSTRIES

Moving Ahead Together

2023 ANNUAL REPORT

About Myers

Myers Industries is a leading manufacturer of a wide range of polymer and metal products for industrial, agricultural, automotive, commercial and consumer markets. The Company is also the largest distributor of tools, equipment and supplies for the tire, wheel, and under-vehicle service industry in the U.S.

TABLE OF CONTENTS

OUR VALUES

As One Myers, we believe that our success is more than the sum of our work or the products that we make and sell. Our shared values guide our way and power all that we do. We are united by our ability to make a positive impact, deliver on our commitments and meet the challenges of today and tomorrow, together.



Integrity
Our word is our bond; we do what we say we are going to do.



Optimism
We work with the assumption that people are fair, honest and have good intent.



Customer Focus
We strive to deliver the right product, at the right time, every time.



Can-do Spirit
We will always find a way...we have a can-do spirit. We will deliver. For our employees, our customers, our communities, our shareholders.



We continue to advance on our Environmental, Social and Governance (ESG) journey and embed our commitment throughout the Company, together, as One Myers. Our three ESG pillars – Products, Planet and People – encompass our areas of focus most important to Myers. Our recently published 2023 ESG Report can be found at: myersindustries.com/about-us/esg/.

At Myers Industries, we have a long-term vision that sets the Company on a clear path toward achieving our strategic objective – transforming our Material Handling Segment into a high-growth, customer-centric innovator of engineered plastic solutions while continuing to optimize and grow our Distribution Segment. It consists of three distinct horizons. Each horizon outlines specific actions to drive profitable revenue growth while advancing a One Myers culture and mindset.

OUR 3-HORIZON STRATEGY

Horizon 1
2020-2023

Self Help, Organic Growth, Bolt-On M&A

Execute via three elements:

- **Self-Help:** Integrated purchasing and supply chain, Pricing, SG&A optimization, Asset reliability
- **Organic Growth:** Sales & Commercial Excellence, Innovation, eCommerce
- **Bolt-on M&A within existing plastics technologies**

$1B
Revenue Target

Horizon 2
2023-2026

Continued execution of Horizon 1 +
Enterprise-level M&A with
North America focus

- **Use cash flow and learning/ experience gained from Horizon 1 to acquire larger firms in North America**
- **Potential to grow in adjacent technologies**

$2B
Revenue Target

Horizon 3
2026-2029

Continued execution of Horizon 1 and 2 +
Enterprise-level M&A with
Global focus

- **Expand globally via M&A**
- **Maintain focus on plastics manufacturing, expand to other substrates**

$3B+
Revenue Target

MYERS: BY THE NUMBERS**

90+ Year History	**~2,500** Employees	**#1 and #2** in Diverse, Niche Markets	**12** Strong Brands
$1.32 Diluted EPS	**$49M** Net Income	**6%** Net Income Margin	**$813M** Net Sales
$1.39 Adj EPS*	**$98M** Adj EBITDA*	**12.1%** Adj EBITDA Margin*	

*Non-GAAP measure. See Appendix for reconciliation to the most directly comparable U.S. GAAP measure.

**All data as of 12/31/23; does not include the Company's 2/8/24 acquisition of Signature Systems.

Dear Fellow Shareholders



As I write this, I am closing out my fourth year as CEO of Myers Industries and, as I like to do each year in writing these letters, I have re-read my prior shareholder letters to review my sentiments and thinking over the years. As I do so, I find my thinking has remained very consistent – I continue to firmly believe that Myers Industries is a "once-in-a-career opportunity" to help create a strong and growing world-class company while delivering significant value for shareholders.

I have used a simple, clear, and consistent road map to guide our Company's transformative journey since I joined Myers. This road map outlines in three Horizons, consisting of three to four years each, where we are taking the Company and how we will transform it into a great one. We have maintained consistency in our direction, strategy, and execution.

As I've said in past communications, we know what to do and we continue to do it. We continued to make progress in 2023. Using a baseball analogy, since it is spring training season as I write, I believe we are in about the 4th inning of our 9-inning transformation.

A core value at Myers is "do what you say you are going to do." As I reflect on my prior letters and communications, I see that we are living up to that value.

In my 2022 shareholder letter, I wrote, "*I believe we should be able to achieve a $1 billion revenue, 15% EBITDA margin run rate by the end of 2023; I continue to think that goal is realistic and possible, and it remains a top priority.*" The following year, I wrote, "*I believe that the next two years will present opportunities to acquire good companies at reasonable valuations.... We are ready, we are prepared, and will be able to capitalize.*"

In late 2023, we negotiated the acquisition of Signature Systems, a leading supplier of composite ground protection and turf protection solutions, and we closed on that acquisition in early 2024. We are excited about Signature because it provides Myers a high-growth, high-profit business that consists of branded and differentiated products with a meaningful competitive moat. True to my prior comments, I believe we acquired a good company at a reasonable valuation and the acquisition directionally moved us to our Horizon 1 targets of $1 billion in revenue at 15% EBITDA margin.

Following a Simple and Consistent Strategy

As I have previously noted, I believe a simple and consistent strategy decreases execution risk and increases the probability of success. This is particularly important for small- to mid-cap companies where resources may be less abundant than at large-cap companies.

Our strategy at Myers is simple and straightforward, and our three-Horizon road map has been consistent. The first Horizon centered on increasing EBITDA through Operational and Commercial improvements while we completed a few smaller acquisitions. The second Horizon consists of continuing to execute those Operational and Commercial improvements, while we begin to make larger, more meaningful acquisitions. The final Horizon will focus on continuing these improvements while we explore more significant, and potentially international, acquisitions.

Our team continues to be motivated and excited by the potential we see in Myers and we are confident in our strategy to achieve it. I am incredibly proud of our team's growth-oriented mindset and culture of Operational Excellence and Commercial Excellence that supports our strategy. As we move ahead together through Horizon 2, we do so with tremendous energy, focus, and momentum.

Transforming the Company

Our team has made incredible progress transforming Myers Industries over the past few years. That progress is evident in our 2023 results, as we improved operating margins and free cash flow generation despite cyclical weakness in several of our end markets. Although our team is disappointed that we did not continue to build on our strong 2022 results, I am still pleased with our performance on several of these important measures.

Starting with the positive – calendar year 2023 was one of the top years in recent history of our Company for earnings per share, adjusted EBITDA, and revenue. We grew adjusted gross margin, expanding it 40 basis points year over year to 32%. We improved cash flow, producing $86 million in cash flow from operations and $63 million in free cash flow, a $15 million year-over-year improvement. Due to our team's continued focus on the Self Help levers of Operational Excellence and Commercial Excellence, we were able to achieve these results despite challenging end-market conditions and macroeconomic and inflationary headwinds.

In 2023, we faced significant cyclical demand decline in several of our end markets, including those important to our Material Handling business, such as recreational vehicles, marine, and consumer discretionary goods. Compared with prior year results, our revenue declined just under 10% to $813 million, our adjusted EBITDA declined just over 10% to $98 million, and our adjusted EPS declined just over 17% to $1.39 per share. On the heels of a strong 2022, where we grew adjusted EBITDA 51% and adjusted EPS 73% year over year, these 2023 results were disappointing.

To help improve our results, we continue to implement the Operational Excellence and Commercial Excellence techniques and know-how brought to Myers by the leaders we've recruited with large-cap company experience. Our Self-Help mindset and measures are now ingrained in our Company and are being institutionalized and made permanent in the best practices playbook we call the Myers Business System. We believe this system will help "raise the floor" of our earnings potential during times of soft, cyclical end-market demand as we experienced over the past year and will continue our transformation by helping deliver simplified and standardized work processes across our Company. We believe our businesses will be more resilient during challenging times with these improvements.

We continue to be excited about our growth opportunities, many of which have a long-term runway. In our Material Handling segment, we believe our development programs in military cases and containers, continued strong demand for industrial products, and our e-commerce sales channel efforts will provide solid multi-year growth platforms for Myers. We also expect our Distribution segment to demonstrate revenue growth and improved profitability as we begin to realize the benefits from the sales organization improvements. Finally, bringing Signature into the Myers family opens new growth opportunities in broader end markets.

Catalyzing Our Transformation

Our acquisition of Signature Systems marks a meaningful catalyst in Myers' transformation. Signature's products have attractive long-term growth prospects, powered by worldwide investments in infrastructure over the next decade. We expect to generate $8 million in annualized operational and cost synergies by 2025, and we have an opportunity to drive even greater shareholder and customer value by applying the Commercial and Operational Excellence best practices of the Myers Business System.

With the Signature acquisition, we accomplished our Horizon 1 objectives – improving our growth trajectory and margin profile and reaching a run rate approaching our target of $1 billion in revenue at a 15% EBITDA margin. This move signals our readiness to begin evaluating and targeting larger, more transformative acquisitions as one of our focal points for Horizon 2.

Moving Ahead

I would like to thank all of our team members, many of whom have the training, expertise, and seasoning from their experiences at large-cap chemical, plastic, and industrial companies, and whose hard work, dedication, and day-to-day efforts continue to improve the strength of our Company. Our team has made incredible progress transforming Myers Industries over the past few years. Without a doubt, we are currently facing cyclically soft demand in several of our end markets. However, this team, with their deep experience navigating cyclical end markets, gives me confidence in our ability to successfully manage conditions like those we faced in 2023. With our organic growth prospects, our breakthrough acquisition of Signature Systems, and our continued focus on running our base businesses better through Operational Excellence and Commercial Excellence, we continue to see significant opportunities in the near, medium, and long term.

I will close this letter as I have closed my past letters. I believe there is a long runway for the Company and a significant value creation opportunity for our shareholders. I encourage you to join me in investing in our Company and being a part of our growth and transformation story.

Sincerely,

Michael P. McGaugh
President & Chief Executive Officer

Overview of
Our Business Segments

Material Handling

The Material Handling Segment** designs and manufactures a broad selection of durable plastic and metal containers used repeatedly during their service life. Material Handling conducts operations in the United States and Canada, and serves a wide variety of markets, including industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles and much more. We sell products directly and through distributors.

- Reusable plastic containers
- Plastic pallets
- Organization and transport solutions
- Steel carts and safety cabinets
- Plastic bins
- Custom plastic parts
- Portable fuel containers
- Water containers
- Ammunition storage
- Shipping containers



68%
of Net Revenue

$555M
Net Sales

$100M
GAAP Operating Income

$95M
Adj Operating Income*

$114M
Adj EBITDA*



MATERIAL HANDLING SEGMENT











*Non-GAAP measure. See Appendix for reconciliation to the most directly comparable U.S. GAAP measure.

**All data as of 12/31/23; does not include the Company's 2/8/24 acquisition of Signature Systems.

Proudly Serving Diverse End Markets

Our products can be found in a wide variety of end markets, including the auto aftermarket, industrial sector, vehicles, consumer products and the food and beverage industry.

OUR END MARKETS



- Auto Aftermarket — 32%
- Industrial — 27%
- Food & Beverage — 15%
- Vehicle — 15%
- Consumer — 11%

Distribution

The Distribution Segment distributes tools, equipment and supplies used for tire, wheel and under-vehicle service on passenger, heavy truck and off-road vehicles. The Distribution Segment also manufactures tire repair materials and custom rubber products and manufactures and sells permanent and temporary reflective highway marking tape. We serve retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire retreaders and government agencies.

- Retread and tire repair
- Shop equipment
- Shop supplies and consumables
- Shop tools
- TPMS
- Valves and hardware
- Wheel balancing



32%
of Net Revenue

$258M
Net Sales

$11M
GAAP Operating Income

$13M
Adj Operating Income*

$16M
Adj EBITDA*



DISTRIBUTION SEGMENT



Myers Tire Supply

Myers Tire Supply International

Patch Rubber Company

Tuffy

MOHAWK RUBBER SALES

Leadership Team

Corporate Management/Executive Team


// Mike McGaugh
President and
Chief Executive Officer


// Grant Fitz
Executive Vice President and
Chief Financial Officer


// Jeff Baker
Senior Vice President,
Shared Services


// Jim Gurnee
Vice President, Commercial Excellence
Vice President, Distribution Segment


// Dave Basque
Vice President, Material Handling
Segment - Injection Molding


// Mike Miller
Vice President, Material Handling
Segment - Blow Molding


// Matthew Marchel
Vice President, Material Handling
Segment - Rotational Molding


// Lorelei Evans
Senior Vice President, Human
Resources


// Kevin McElgunn
Vice President, Strategy and
Corporate Development


// Sue A. Rilley
Senior Corporate Counsel
& Secretary


// Flavia Pachi
Vice President, Financial Planning
& Analysis and Treasurer


// Meghan Beringer
Senior Director,
Investor Relations

Board of Directors


// Mike McGaugh
President and
Chief Executive Officer


// Yvette Dapremont Bright
Audit Committee; Corporate
Governance Committee


// Ronald M. De Feo
Chairman, Compensation and
Management Development
Committee


// William A. Foley
Audit Committee; Corporate
Governance Committee


// Jeffrey Kramer
Chairman, Corporate Governance
Committee; Compensation and
Management Development
Committee


// F. Jack Liebau, Jr
Chairman of the Board; Audit
Committee; Compensation and
Management Development
Committee; Corporate
Governance Committee


// Bruce M. Lisman
Compensation and Management
Development Committee;
Corporate Governance
Committee


// Lori Lutey
Chairman, Audit Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____ TO _____**

COMMISSION FILE NUMBER 001-08524

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

OHIO	**34-0778636**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**

1293 S. MAIN STREET, AKRON, OHIO	**44301**	**(330) 253-5592**
(Address of Principal Executive Offices)	**(Zip Code)**	**(Telephone Number)**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, without par value	MYE	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-Accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing sale price on the New York Stock Exchange as of June 30, 2023: $489,522,354

Indicate the number of shares outstanding of registrant's common stock as of March 1, 2024: 36,867,874 Shares of Common Stock, without par value.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's Definitive Proxy Statement for its 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

ITEM 1.   Business

General Development of Business

Myers Industries, Inc. (the "Company") was founded in 1933 and is headquartered in Akron, Ohio. The terms "Myers Industries," "Company," "we," "us," or "our" wherever used herein refer to the Company, unless the context indicates to the contrary. Since its founding, the Company has grown from a small storefront distributing tire service supplies into an international manufacturing and distribution enterprise. In 1971, the Company went public, and the stock is traded on the New York Stock Exchange under the ticker symbol MYE.

The Company designs, manufactures, and markets a variety of plastic, metal and rubber products, including a broad selection of plastic reusable containers, pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, consumer fuel containers and tanks for water, fuel and waste handling. Our plastic bulk containers replace single-use packaging, reducing waste and improving sustainability. The Company is also the largest distributor of tools, equipment and supplies used for tire, wheel and under vehicle service on passenger, heavy truck and off-road vehicles, as well as the manufacturing of tire repair and retreading products.

As of December 31, 2023, the Company operated seventeen manufacturing facilities, six sales offices, eight distribution centers and three distribution branches located throughout North and Central America; and has approximately 2,500 employees.

Serving customers around the world, Myers Industries' brands provide sustainable solutions to a wide variety of customers in diverse niche markets. Myers Industries' diverse products and solutions help customers to improve shop productivity with point of use inventory, to store and transport products more safely and efficiently, to improve sustainability through reuse, to lower overall material handling costs, to improve ergonomics for their labor force, to eliminate waste and to ultimately increase profitability.

The Company's business strategy is focused on transforming its Material Handling Segment into a high-growth, customer-centric innovator of engineered plastic solutions while continuing to optimize and grow its Distribution Segment. Myers Industries' long-term plan is comprised of three, three-year horizons, each outlining specific actions to drive profitable revenue growth. Actions during the first horizon are focused on four strategic pillars:

- driving organic growth through sales and commercial excellence, pricing focus, innovation and e-commerce;

- operational excellence through continuous improvement, purchasing rigor and selling, general and administrative ("SG&A") expense optimization;

- complementing organic growth through bolt on acquisitions that can expand opportunities in current and adjacent markets; and

- developing a high-performance mindset and culture focused on safety first, talent development, inclusion, servant leadership and community involvement.

Completion of the Signature acquisition in February 2024 moves the Company into the second horizon of its long-term strategic plan, which builds upon the first horizon. In the second three-year horizon, the Company is focused on:

- building on and continuing to execute on the four pillars from the first horizon; and

- levering experience gained from Horizon 1 to complete larger acquisitions in North America, potentially entering into adjacent technologies.

Description of Business

The Company conducts its business activities in two distinct business segments, Material Handling and Distribution, consistent with the manner in which the Company's Chief Operating Decision Maker evaluates performance and makes resource allocation decisions.

The Material Handling Segment manufactures a broad selection of durable plastic reusable containers that are used repeatedly during the course of their service life. At the end of their service life, these highly sustainable products can be recovered, recycled, and reprocessed into new products. The Material Handling Segment's products include pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded or blow molded. Injection molding and blow molding primarily use electric power to heat and press resin into molds to form the products. Rotational molding involves multi-axis rotation of molds in natural gas fired ovens to form the resin into our products. The Material Handling Segment conducts operations in the United States and Canada. The Material Handling Segment serves a wide variety of markets, including industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles, healthcare, appliance, bakery, electronics, textiles, consumer markets, among others. Products are sold both directly to end-users and through distributors. The addition of Signature Systems in February 2024 adds a line of composite ground protection products, which are manufactured using compression and injection molding.

The Distribution Segment is engaged in the distribution of tools, equipment and supplies used for tire servicing, wheel and automotive under-vehicle service on passenger, heavy truck and off-road vehicles and the manufacturing of tire repair materials and custom rubber products. The Distribution Segment also manufactures and sells permanent and temporary reflective highway marking tape. The Distribution Segment operates domestically through its sales offices and eight regional distribution centers in the United States, and in certain foreign countries through export sales as well as branch operations principally in Central America. The Distribution Segment serves retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire retreaders, and government agencies.

On February 8, 2024, the Company purchased Signature Systems ("Signature"), a leading manufacturer and distributor of composite ground protection for industrial applications, stadium turf protection and temporary event flooring. Signature Systems will be included in the Material Handling segment. Signature's annual sales were approximately $110 million at the time of the acquisition.

On May 31, 2022, the Company acquired the assets of Mohawk Rubber Sales of New England Inc. ("Mohawk"), a leading auto aftermarket distributor, which is included in the Company's Distribution Segment. Mohawk's annual sales were approximately $65 million at the time of the acquisition.

The following table summarizes the key attributes of the business segments for the year ended December 31, 2023:

Material Handling Segment

2023 Net Sales	Key Product Areas	Product Brands	Key Capabilities & Services	Representative Markets
$555.3 68%	• Plastic Reusable Containers & Pallets • Plastic Storage & Organizational Products • Plastic and Metal Carts • Metal Cabinets • Custom Products • Composite Ground Protection Matting*	• Akro-Mils® • Jamco® • Buckhorn® • Ameri-Kart® • Scepter® • Elkhart Plastics™ • Trilogy Plastics • Signature Systems™*	• Plastic Rotational Molding • Plastic Injection Molding • Structural Foam Molding • Plastic Blow Molding • Material Regrind & Recycling • Product Design • Prototyping • Product Testing • Material Formulation • Plastic Thermoforming • Infrared Welding • Metal Forming • Stainless Steel Forming • Powder Coating • Compression Molding*	• Agriculture • Automotive • Food Processing • Food Distribution • Healthcare • Industrial • Manufacturing • Retail Distribution • Wholesale Distribution • Consumer • Recreational Vehicle • Marine • Military • Custom • Infrastructure & Construction*

Distribution Segment

2023 Net Sales	Key Product Areas	Product Brands	Key Capabilities & Services	Representative Markets
$257.9 32%	• Tire Valves & Accessories • Tire Changing & Balancing Equipment • Lifts & Alignment Equipment • Service Equipment • Hand Tools • Tire Repair & Retread Equipment & Supplies • Brake, Transmission & Allied Service Equipment & Supplies • Highway Markings • Industrial Rubber • General Shop Supplies • Tire Pressure Monitoring System	• Myers Tire Supply® • Myers Tire Supply International • Patch Rubber Company® • Elrick • Fleetline • MTS • Mohawk Rubber Sales • Seymoure • Tuffy • Advance Traffic Markings • MXP™	• Broad Sales Coverage • Local Sales • Eight Strategically Placed Distribution Centers • International Distribution • Personalized Service • National Accounts • Product Training • Repair/Service Training • New Products/Services "Speed to Market" • Rubber Mixing • Rubber Compounding • Rubber Calendaring • Tiered Product Offerings	• Retail Tire Dealers • Truck Tire Dealers • Auto Dealers • Commercial Auto & Truck Fleets • General Repair & Services Facilities • Tire Retreaders • Tire Repair • Governmental Agencies • Telecommunications • Industrial • Road Construction • Mining • Truck Stop Operations

Beginning in February 2024 with the acquisition of Signature Systems

Segments Overview

Material Handling Segment

The Material Handling Segment manufactures highly engineered polymer packaging containers, storage and safety products, and specialty molded parts. The brands within this segment include **Buckhorn®**, **Akro-Mils®**, **Jamco®**, **Ameri-Kart®, Elkhart Plastics™, Trilogy Plastics, Scepter®** and beginning in February 2024, **Signature Systems™.**

Buckhorn's reusable containers and pallets are used in closed-loop supply chain systems to help customers improve product protection, increase handling efficiencies, reduce freight costs and eliminate solid waste and disposal costs. Buckhorn offers products to replace costly single use cardboard boxes, wooden pallets, and steel containers. Buckhorn has a broad product line that includes injection-molded and structural foam-molded constructions. Buckhorn's product lines include hand-held containers used for inventory control, order management and transportation of retail goods; collapsible and fixed-wall bulk transport containers for light and heavy-duty tasks; intermediate bulk containers for the storage and transport of food, liquid, powder, and granular products; plastic pallets; and specialty boxes designed for storage of items such as seed. Buckhorn also produces a wide variety of specialty products for niche applications and custom products designed according to exact customer specifications.

Akro-Mils material handling products provide customers everything they need to store, organize and transport a wide range of goods while increasing overall productivity and profitability. Serving industrial, commercial and consumer markets, Akro-Mils products range from AkroBins® — the industry's leading small parts bins — to Super-Size AkroBins, metal panel and bin hanging systems, metal and plastic storage cabinet and bin systems, wire shelving systems, plastic and metal transport carts and a wide variety of custom storage and transport products. Akro-Mils products deliver storage and organization solutions in a wide variety of applications, from creating assembly line workstations to organizing medical supplies and retail displays. Emphasis is placed on product bundling and customizing systems to create specific storage and organization configurations for customers' operations.

Jamco Products is well established in industrial and commercial markets with its wide selection of welded steel service carts, platform trucks, mobile work centers, racks and cabinets for plastic bins, safety cabinets, medical cylinder carts and more. Jamco Products' quality product offering, relationships with industrial distributors and reputation for quality and service complements Myers Industries' other Material Handling businesses.

The Company's rotational molding business operates under the Ameri-Kart, Elkhart Plastics and Trilogy Plastics brand names and is a leader in rotational molding with a manufacturing footprint and capabilities to serve customers across the country. Ameri-Kart is an industry leading rotational molder of water, fuel and waste handling tanks, plastic trim and interior parts used in the production of seat components, consoles, and other applications throughout the recreational vehicle, marine, and industrial markets. Ameri-Kart also thermoforms certain parts for the recreational vehicle and other industries. Elkhart Plastics is a leader in rotationally molded water, fuel and waste handling tanks, intermediate bulk containers, plastic trim and parts used in recreational vehicle, marine, agriculture, commercial construction equipment, heavy truck equipment, material handling and more. Custom plastics are manufactured in a variety of lengths, shapes and thicknesses to meet customer needs. Trilogy Plastics is a world-class custom rotational molder specializing in high quality, high tolerance parts and assemblies. Trilogy manufactures custom products for the industrial, consumer, lawn and garden, heavy truck, medical and other markets.

Scepter is a leading producer of portable plastic fuel containers, portable marine fuel tanks and water containers, ammunition containers and storage totes. Scepter was the first provider of Jerry Cans to North America which offer safe, reliable transportation and storage of fuel for the consumer market. Scepter also manufactures a variety of blow molded products for military applications from high quality containers to safely store and transport large caliber ammunition, to military specified portable fuel and water canisters. Scepter's in-house product engineering and state of the art mold capabilities complements Myers Industries' Material Handling Segment through an increased product offering and global reach.

In February 2024, the Company purchased Signature Systems, a leading manufacturer and distributor of composite ground protection for industrial applications, stadium turf protection and temporary event flooring. Signature Systems composite ground protection mats are manufactured using compression molding and structural foam injection molding and are sold globally.

Distribution Segment

The Distribution Segment includes the **Myers Tire Supply®**, **Myers Tire Supply International**, **Tuffy Manufacturing, Mohawk Rubber Sales** and **Patch Rubber Company®** brands. Within the Distribution Segment the Company sources and manufactures top of the line products for the tire, wheel and under-vehicle service industry.

With these brands, the Distribution Segment is the largest U.S. distributor and single source for tire, wheel and under-vehicle service tools, equipment and supplies. The Company buys and sells over 30,000 unique items — everything that professionals need to service passenger, truck and off-road tires, wheels and related components. Independent tire dealers, mass merchandisers, commercial auto and truck fleets, truck stop operations, auto dealerships, tire retreaders and general repair facilities rely on our broad product selection, rapid availability and personal service to be more productive and profitably grow their businesses.

While the needs and composition of our distribution markets constantly change, we adapt and deliver new products and services that are crucial to our customers' success. The new product pipeline is driven by a thorough understanding of the market, our customers' needs and working closely with suppliers to develop innovative products and services to meet these needs. Tailored products, services and field support including access to leading suppliers, an expansive customer care team and a strong national footprint are supported through the Company's leading brands including Myers Tire Supply, Tuffy Manufacturing and Mohawk Rubber Sales. On an international scale, Myers Tire Supply International further distributes these product offerings and services in Central America, through its branch offices, and to other foreign countries, through its U.S. export business.

Patch Rubber Company manufactures one of the most comprehensive lines of tire repair and retreading products in the United States. Service professionals rely on our extensive product selection and quality for safe, cost-effective repairs to passenger, truck and off-road tires. Products include the plug that fills a puncture, the cement that seals the plug, the tire innerliner patch and the final sealing compound. Patch brand repair products maintain a strong position in the tire service markets including sales through the Myers Tire Supply sales network. Patch Rubber also employs its rubber calendering and compounding expertise to create a diverse portfolio of products outside of the tire repair market, such as permanent and temporary reflective highway marking tape. Our rubber-based tape and symbols provide the durability and brightness that construction professionals demand to replace paint for marking road repair, intersections and hazardous areas.

Raw Materials & Suppliers

The Company purchases substantially all of its raw materials from a wide range of third-party suppliers. These materials are primarily polyethylene, polypropylene, and polystyrene plastic resins and steel, all used within the Material Handling Segment, as well as synthetic and natural rubber. Most raw materials are commodity products and/or are available from several domestic suppliers. We believe that the loss of any one supplier or group of suppliers would not have a material adverse effect on our business, although there are limited suppliers of certain grades of plastic resins, where the market supply can be temporarily disrupted by an unanticipated loss of capacity from any one such supplier. Additionally, certain components of the Company's products are manufactured through supply arrangements using proprietary molds owned by the Company, and unanticipated loss of one of these suppliers could temporarily disrupt a product line. Our Distribution Segment purchases substantially all of its components from third-party suppliers and has multiple sources for its products.

Deliveries of our materials and supplies are primarily made by commercial truck from the United States and Canadian suppliers, but in the case of resin, may also be delivered by rail to certain of our facilities. Within the Distribution Segment many of the products we distribute are imported.

Competition

Competition in our Material Handling Segment is substantial and varied in form and size from manufacturers of similar products to those of other products which can be substituted for products produced by the Company. In general, most direct competitors with the Company's brands are private entities. Myers Industries maintains strong brand presence and market positions in the niche sectors of the markets it serves. The Company does not command substantial, overall market presence in the broad market sectors.

Competition in our Distribution Segment is generally comprised of small companies, regional distributors and national auto parts chains where product offerings may overlap. Within the overall tire, wheel and under-vehicle service market, Myers Industries is the largest U.S. distributor of tools, equipment and supplies offered based on national coverage.

Customer Dependence

In 2023, 2022 and 2021, there were no customers that accounted for more than ten percent of total net sales. Myers Industries serves thousands of customers who demand value through product selection, innovation, quality, delivery and responsive personal service. Our brands foster satisfied, loyal customers who have recognized our performance through numerous supplier quality awards.

Human Capital Management

Myers employees are located throughout North and Central America. Employee levels are managed to align with the pace of business and management believes it has sufficient human capital to operate its business successfully. The Company employed approximately 2,500 people globally in both a full-time and part-time capacity as of December 31, 2023. Of these, approximately 1,900 were employed in the Company's Material Handling Segment while the Distribution Segment employed approximately 500. The Company had approximately 100 Corporate and shared service employees. As of December 31, 2023, the Company had approximately 120 employees represented by a labor union. The collective bargaining agreement between us and the labor union expires June 30, 2025. Myers considers its relationships with its employees and union to be in good standing. The Myers employee base provides the foundation for our Company's success.

Our employees are responsible for upholding our core values:

- Integrity: Our word is our bond; we do what we say we are going to do.

- Optimism: We work with the assumption that people are fair, honest and have good intent.

- Customer Focus: We strive to deliver the right product, at the right time, every time.

- Can-do Spirit: We will always find a way...we have a can-do spirit. We will deliver. For our employees, our customers, our communities, our shareholders.

Additionally, Myers and its employees are committed to working safely and collaboratively, conducting all aspects of business with the highest standards of integrity, leveraging processes and procedures to drive continuous improvement, empowering individuals and teams across the Company, embracing change as we embark on our One Myers strategic vision, attracting and developing diverse talent, and demonstrating servant leadership to drive improvements in the communities where we live and operate.

Health and Safety

The health, safety, and well-being of our employees is very important to us. The Company has developed a health and safety program that focuses on implementing policies and training programs to ensure all employees can expect workplace safety. The Company's health and safety strategies are consistently reviewed and updated as changes occur and key metrics are discussed in our Corporate Safety Committee meetings. The results of these critical safety statistics and metrics are distributed internally. Safety awareness and employee engagement programs have been implemented at the Company's facilities and are a critical consideration in our town hall meetings.

Diversity and Inclusion

As part of our human capital management initiatives, we are continuing to develop and improve our internal reporting on key talent metrics, including workforce demographics, critical role pipeline data, and diversity hiring analytics. These initiatives align with our goal of creating a positive and dynamic workplace where all employees can flourish. A truly innovative workforce needs to be diverse and leverage the skills and perspectives of a broad range of backgrounds and experiences.

Talent Development

Successful execution of the Company's strategy depends on attracting and retaining highly qualified individuals. The Company believes it is important to reward associates with competitive wages and benefits to recognize professional excellence and career progression. The Company also believes it is important to provide pay and benefits that are competitive and equitable based on its local markets.

The Company believes that having open, honest dialogue with its employees is a key tenet in evolving its culture and keeping it thriving. As a function of this approach, the Company conducts surveys on a periodic basis to measure and report employee engagement and areas of concern. The Company also provides professional development and training opportunities to advance the skills and expertise of Myers' employees.

Backlog

The backlog of orders for our operations is estimated to have been approximately $75 million at December 31, 2023 and approximately $102 million at December 31, 2022. Generally, our lead time between customer order and product delivery is less than 90 days, and thus our estimated backlog is expected to be substantially delivered within the succeeding three months. During periods of shorter lead times, backlog may not be a meaningful indicator of future sales. Accordingly, we do not believe our backlog data and comparisons thereof, as of different dates, reliably indicate future sales or shipments.

Available Information

<u>Filings with the SEC.</u>   As a public company, we regularly file reports and proxy statements with the Securities and Exchange Commission ("SEC"), such as:

- annual reports on Form 10-K;

- quarterly reports on Form 10-Q;

- current reports on Form 8-K; and

- proxy statements on Schedule 14A.

The SEC maintains an internet website that contains our reports, proxy and information statements, and our other SEC filings; the address of that site is https://www.sec.gov.

We make our SEC filings available free of charge on our own internet site as soon as reasonably practicable after we have filed with the SEC. Our internet address is https://www.myersindustries.com. The content on the Company's website is available for informational purposes only and is not incorporated by reference into this Form 10-K.

Our website also contains additional information about our corporate governance policies, including the charters of our standing board committees, as described further under Part II, Item 10 of this Form 10-K. Any of these items are available in print to any shareholder who requests them. Requests should be sent to Corporate Secretary, Myers Industries, Inc., 1293 S. Main Street, Akron, Ohio 44301.

ITEM 1A.   Risk Factors

This Form 10-K and the information we are incorporating by reference contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including information regarding the Company's financial outlook, future plans, objectives, business prospects and anticipated financial performance. You can identify forward-looking statements by words such as "will," "believe," "anticipate," "expect," "estimate," "intend," "plan," or variations of these words, or similar expressions. These forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, these statements inherently involve a wide range of inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. The Company's actual actions, results, and financial condition may differ materially from what is expressed or implied by the forward-looking statements. Specific factors that could cause such a difference include those set forth below and other important factors disclosed previously and from time to time in our other filings with the SEC. Given these factors, as well as other variables that may affect our operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, nor use historical trends to anticipate results or trends in future periods. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We expressly disclaim any obligation or intention to provide updates to the forward-looking statements and the estimates and assumptions associated with them.

Risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the applicable statements include, but are not limited to:

Risks Relating to Our Business and Operations

Significant increase in the cost of raw materials or disruption in the availability of raw materials could adversely affect our financial performance.

Our ability to manage our cost structure can be adversely affected by movements in commodity and other raw material prices. Our primary raw materials include plastic resins, colorants, steel and natural and synthetic rubbers. Plastic resins in particular are subject to substantial short-term price fluctuations, including those arising from supply shortages and changes in the prices of natural gas, crude oil and other petrochemical intermediates from which resins are produced, as well as other factors such as production interruption created by extreme weather conditions or other conditions outside of our control. The Company's revenue and profitability may be materially and adversely affected by these price fluctuations.

Market conditions may limit our ability to raise selling prices to offset increases in our raw material input costs. If we are unsuccessful in developing ways to mitigate raw material cost increases, we may not be able to improve productivity or realize our ongoing cost reduction programs sufficiently to help offset the impact of these increased raw material costs. As a result, higher raw material costs could result in declining margins and operating results.

Raw material availability is subject to the risk of our suppliers' ability to supply products to us, which could be affected by the suppliers' ability to produce and deliver raw materials due to material or labor shortages or labor disputes or strikes. Changes in raw material availability may also occur due to events beyond our control, including natural disasters such as floods, tornadoes, hurricanes and other extreme weather conditions. Our specific molding technologies and/or product specifications can limit our ability to timely locate alternative suppliers to produce certain products. This can occur when there are limited suppliers of certain grades of plastic resins, where the market supply can be temporarily disrupted by an unanticipated loss of capacity from any one such supplier.

In some instances, we rely on a limited number of key suppliers to manufacture custom made components for certain of our products using proprietary molds that we own. We have not and do not expect disruption from these key suppliers, and our sourcing team has taken measures to mitigate this risk. However, if suppliers of these custom made components are unable to meet our requirements, fail to make shipments in a timely manner, or ship defective components, we could experience a shortage or delay in supply or fail to meet our customers' demand, which could adversely affect our financial condition and results of operations.

Changes in trade policies could result in new tariffs or other restrictions on products, components or raw materials sourced, directly or indirectly, from foreign countries, which could increase raw material costs and adversely impact profitability. However, as the Company has limited foreign operations and sources much of its raw materials domestically, we do not believe new tariffs would have a material impact on our operations. We also believe that adverse impacts can be mitigated over time through increases in price or sourcing through an alternate supply chain.

We operate in a very competitive business environment, which could affect our financial condition and results of operations.

Both of our segments participate in markets that are highly competitive. We compete primarily on the basis of product quality and performance, value, and supply chain competency. Our competitive success also depends on our ability to maintain strong brands, customer relationships and the belief that customers will need our solutions to meet their growth requirements. The development and maintenance of such brands require continuous investment in brand building, marketing initiatives and advertising. The competition that we face in all of our markets — which varies depending on the particular business segment, product lines and customers — may prevent us from achieving sales, product pricing and income goals, which could affect our financial condition and results of operations.

Ongoing industry consolidation continues to create competitors with greater financial and other resources. Competitive pressures may require us to reduce prices and attempt to offset such price reductions with improved operating efficiencies and reduced expenditures, for which options may be limited or unavailable. Additionally, larger competitors may be better positioned to weather prolonged periods of reduced prices, which may incentivize them to reduce prices even when not dictated by market and competitive conditions.

Our operations depend on our ability to maintain continuous, uninterrupted production at our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

We are subject to inherent risks from our diverse manufacturing and distribution activities, including but not limited to product quality, safety, licensing requirements and other regulatory issues, environmental events, loss or impairment of key manufacturing or distribution sites, disruptions in logistics and transportation services, labor disputes and industrial accidents. While we maintain insurance covering our manufacturing and production facilities, including business interruption insurance, a catastrophic loss of the use of all or a portion of our facilities due to accident, fire, explosion, natural disaster or any other reason, whether short or long-term, could have a material adverse effect on our business, financial condition and results of operations.

Unexpected failures of our equipment, machinery and manufacturing processes may also result in production delays, revenue loss and significant repair costs, as well as injuries to our employees. Any interruption in production capability may require us to make large capital expenditures to remedy the situation, which could have a negative impact on our profitability and cash flows. Our business interruption insurance may not be sufficient to offset the lost revenues or increased costs that we may experience during a disruption of our operations. A temporary or long-term business disruption could result in a permanent loss of customers. If this were to occur, our future sales levels, and therefore our profitability, could be materially adversely affected.

Additionally, we depend on skilled labor in the manufacturing of our products. High demand for skilled manufacturing labor in the United States has resulted in difficulty hiring, training, and retaining labor. Difficulties in securing skilled labor can result in increased hiring and training costs, increased overtime to meet demand, and increased wage rates to attract and retain workers, and lower manufacturing efficiency due to fewer and less experienced workers which could adversely affect our business or our ability to meet customer demand.

Our future performance depends in part on our ability to develop and market new products if there are changes in technology, regulatory requirements or competitive processes.

Changes in technology, regulatory requirements and competitive processes may render certain of our products obsolete or less attractive. Our performance in the future will depend in part on our ability to develop and market new products that will gain customer acceptance and loyalty, as well as our ability to adapt our product offerings and control our costs to meet changing market conditions. Our operating performance would be adversely affected if we were to incur delays in developing new products or if such products did not gain market acceptance. There can be no assurance that existing or future products will be sufficiently successful to enable us to effectively compete in our markets or, should new product offerings meet with significant customer acceptance, that one or more current or future competitors will not introduce products that render our products noncompetitive.

We may not be successful in protecting our intellectual property rights, including our unpatented proprietary know-how and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on patent and trademark rights, we rely on unpatented proprietary know-how and trade secrets and employ various methods, including confidentiality agreements with employees and consultants, to protect our know-how and trade secrets. However, these methods and our patents and trademarks may not afford complete protection and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better production methods than us. Further, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Additionally, in the future we may license patents, trademarks, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. In the future, we may also rely on litigation to enforce our intellectual property rights and contractual rights and, if not successful, we may not be able to protect the value of our intellectual property. We have been, and may in the future be, subject to claims asserting the infringement of the intellectual property rights of third parties seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

Our business operations could be adversely affected if we lose key employees or members of our senior management team.

Our success depends to a significant degree upon the continued contributions of our key employees and senior management team. Our senior management team has extensive marketing, sales, manufacturing, finance and engineering experience, which we believe is instrumental to our continued success. Our future success will depend, in part, on our ability to attract and retain qualified personnel who have experience in the application of our products and are knowledgeable about our business, markets and products. We cannot assure that we will be able to retain our existing senior management personnel or other key employees or attract additional qualified personnel when needed, and we may modify our management structure from time to time or reduce our overall workforce, which may create marketing, operational and other business risks. The loss of key employees or executive officers in the future could adversely impact our business and operations, including our ability to successfully implement our business strategy, financial plans, expansion of services, marketing and other objectives.

Risks Relating to the Execution of Our Strategy

Our strategic growth initiatives have inherent risks and may not achieve anticipated benefits.

Our growth initiatives include:

- Organic growth driven by strong brands and new product innovation;

- Development of new, high-growth markets and expansion in existing niche markets;

- Strengthened customer relationships through value-added initiatives and key product partnerships;

- Investments in new technology and processes to reinforce market strength and capabilities in key business groups;

- Consolidation and rationalization activities to further reduce costs and improve productivity within our manufacturing and distribution footprint;

- An opportunistic and disciplined approach to strategic acquisitions to accelerate growth in our market positions; and

- Potential divestitures of businesses with non-strategic products or markets.

While this is a continuous process, all of these activities and initiatives have inherent risks and there remain significant challenges and uncertainties, including economic and general business conditions that could limit our ability to achieve anticipated benefits associated with announced strategic initiatives and affect our financial results. We may not achieve any or all of these goals and are unable to predict whether these initiatives will produce significant revenues or profits.

We may not realize the improved operating results that we anticipate from past acquisitions or from acquisitions we may make in the future, and we may experience difficulties in integrating the acquired businesses or may inherit significant liabilities related to such businesses.

We explore opportunities to acquire businesses that we believe are related to the execution of the Company's long-term strategies, with a focus on, among other things, alignment with the Company's existing technologies and competencies, flexible operations, and leadership in niche markets, such as our most recent acquisition of Signature Systems completed on February 8, 2024. Some of these acquisitions may be material to us. We expect such acquisitions will produce operating results consistent with our other operations and our strategic goals; however, we may be unable to achieve the benefits expected to be realized from our acquisitions. In addition, we may incur additional costs and our management's attention may be diverted because of unforeseen expenses, difficulties, complications, delays and other risks inherent in acquiring businesses, including the following:

- We may have difficulty integrating the acquired businesses as planned, which may include integration of systems of internal controls over financial reporting and other financial and administrative functions;

- We may have delays in realizing the benefits of our strategies for an acquired business;

- The increasing demands on our operational systems and integration costs, including diversion of management's time and attention, may be greater than anticipated;

- We may not be able to retain key employees necessary to continue the operations of an acquired business;

- Acquisition costs may be met with cash or through increased debt, increasing the risk that we will be unable to satisfy current and future financial obligations; and

- Acquired companies may have unknown liabilities that could require us to spend significant amounts of additional capital.

Risks Relating to Economic Conditions and Currency Exchange Rates

Our results of operations and financial condition could be adversely affected by a downturn or inflationary conditions in the United States economy or global markets.

We operate in a wide range of regions, primarily in North America. Additionally, some of our end markets are cyclical, and some of our products are a capital expense for our customers. Worldwide and regional business and political conditions and overall strength of the worldwide, regional and local economies, including changes in the economic conditions of the broader markets and in our individual niche markets, could have an adverse effect on one or both of our operating segments.

Inflationary economic conditions in North America and the other regions in which we operate could adversely impact the cost of labor, and commodity and other raw material prices. Market conditions may limit our ability to raise selling prices to offset increased costs and prices caused by inflation. To the extent we are not able to offset increased costs and prices caused by inflation we may not be able to maintain current margins and operating results.

We derive a portion of our revenues from direct and indirect sales outside the United States and are subject to the risks of doing business in foreign countries.

We currently operate manufacturing, sales and service facilities outside of the United States, particularly in Canada and Central America. For the year ended December 31, 2023, international net sales accounted for approximately 6% of our total net sales. Accordingly, we are subject to risks associated with operations in foreign countries, including:

- Fluctuations in currency exchange rates;

- Limitations on the remittance of dividends and other payments by foreign subsidiaries;

- Limitations on foreign investment;

- Additional costs of compliance with local regulations; and

- In certain countries, higher rates of inflation than in the United States.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs related to our international operations could adversely affect our operations and financial results in the future.

Risks Relating to Our Debt and Capital Structure

If we are unable to maintain access to credit financing, our business may be adversely affected.

The Company's ability to make payments on or refinance our indebtedness, fund planned capital expenditures, finance acquisitions and pay dividends depends on our ability to continue to generate sufficient cash flow and retain access to credit financing. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will continue to generate sufficient cash flow from operating activities or that future borrowings will be available to us in amounts sufficient to enable us to service debt, make necessary capital expenditures or fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We cannot ensure that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Our current credit facilities require us to maintain specified financial ratios, and our ability to satisfy those requirements may be affected by events beyond our control. A breach of any of those financial ratio covenants or other covenants could result in a default and upon such a default the lenders could elect to declare the applicable outstanding indebtedness immediately due and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

Our variable rate indebtedness increases our interest rate risk.

In connection with our acquisition of Signature Systems in February 2024, we entered into Amendment No. 1 to the Seventh Amended and Restated Loan Agreement ("Amended Loan Agreement") to add a $400 million Term Loan ("Term Loan A") in addition to the previous $250 million maximum revolving credit loan ("Revolver"). Under the Amended Loan Agreement both the Term Loan A and the Revolver bear interest at a variable rate based on Term SOFR, RFR, SONIA, EURIBOR and CORRA based loans, and we are subject to risks of changing interest rates. In the future we may seek to enter into hedge arrangements to limit our interest rate risk, but have not done so as of the date of this filing. If interest rates increase, our debt service obligations on our variable rate debt will increase even if the amount borrowed remains the same, and our net income and cash flows, will decrease correspondingly.

Equity Ownership Concentration

Based solely on the Schedule 13D/A filed on November 25, 2022, by Mario J. Gabelli, Gabelli Funds, LLC, GAMCO Asset Management Inc., MJG Associates, Inc., Teton Advisors, Inc., Gabelli Foundation, Inc., GGCP, Inc., GAMCO Investors, Inc., Associated Capital Group, Inc. and Gabelli & Company Investment Advisors, Inc., (collectively, the "Gamco Group"), for which the Company disclaims any responsibility for accuracy, the Gamco Group beneficially owned 5,364,631 shares of our common stock, which represented approximately 14.6% of the 36,848,465 shares outstanding at December 31, 2023.

Based solely on the Schedule 13G/A filed on January 22, 2024, by Blackrock, Inc., ("Blackrock"), for which the Company disclaims any responsibility for accuracy, Blackrock beneficially owned 5,864,343 shares of our common stock, which represented approximately 15.9% of the 36,848,465 shares outstanding at December 31, 2023.

Individually or combined, these parties may have sufficient voting power to influence actions requiring the approval of our shareholders.

Risks Related to Data Privacy and Information Security

Our information technology systems may experience an interruption or a breach in security.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. Such systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, computer viruses, computer denial-of-service attacks, unauthorized intrusion, and other events, any of which could interrupt our business operations. While we have implemented security measures designed to prevent and mitigate the risk of breaches, information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cybersecurity attacks. A failure in or a breach of security in our information technology systems could expose us, our customers and our suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes and operations disruptions, which in turn could negatively affect our reputation, competitive position, business, results of operations or cash flows. Furthermore, because the techniques used to carry out cybersecurity attacks change frequently and in many instances are not recognized until after they are used against a target, we may be unable to anticipate these changes or implement adequate preventative measures.

Changes in privacy laws, regulations and standards may negatively impact our business.

Personal privacy and data security have become significant issues in the United States and in many other jurisdictions where we offer our products. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Federal, state, or foreign government bodies or agencies have in the past adopted and may in the future adopt, laws and regulations affecting data privacy which may require us to incur significant compliance costs. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules and regulations could result in significant cost and liability to us, damage our reputation, inhibit our sales and adversely affect our business.

Risks Related to Legal, Compliance and Regulatory Matters

Future claims, litigation and regulatory actions could adversely affect our financial condition and our ability to conduct our business.

The nature of our business exposes us, from time to time, to breach of contract, warranty or recall claims, claims for negligence, or product liability, strict liability, personal injury or property damage claims. We strive to ensure that our products comply with applicable government regulatory standards and internal requirements and that our products perform effectively and safely; however, customers from time to time could claim that our products do not meet contractual requirements, and users could be harmed by use or misuse of our products. This could give rise to breach of contract, warranty or recall claims, claims for negligence, product liability, strict liability, personal injury or property damage. Such claims can be expensive to defend or address and may divert the attention of management for significant time periods. While we currently maintain what we believe to be suitable and adequate product liability insurance coverage, such coverage may not be available or adequate in all circumstances and claims may increase the cost of such insurance coverage. In addition, claims may arise related to patent infringement, environmental liabilities, distributor terminations, commercial contracts, antitrust or competition law, employment law and employee benefits issues and other regulatory matters. While we have in place processes and policies to mitigate these risks and to investigate and address such claims as they arise, we cannot predict the underlying costs to defend or resolve such claims.

Current and future environmental and other governmental laws and requirements could adversely affect our financial condition and our ability to conduct our business.

Our operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the handling, use, treatment, storage and disposal of, or exposure to, hazardous wastes and other materials and require clean-up of contaminated sites. Some of these laws and regulations require us to obtain permits, which contain terms and conditions that impose limitations on our ability to emit and discharge hazardous materials into the environment and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines, penalties and other civil or criminal sanctions may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. Certain environmental laws in the United States, such as the federal Comprehensive Environmental Response, Compensation and Liability act of 1980, as amended, 42 U.S.C. §§ 9601 et seq. ("CERCLA" or "Superfund law") and similar state laws, impose liability for the cost of investigation or remediation of contaminated sites upon the current or, in some cases, the former site owners or operators (or their predecessor entities) and upon parties who arranged for the disposal of wastes or transported or sent those wastes to an off-site facility for treatment or disposal, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. Such liability can be imposed without regard to fault and, under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation.

While we have not been required historically to make significant capital expenditures in order to comply with applicable environmental laws and regulations, we cannot predict with any certainty our future capital expenditure requirements because of continually changing compliance standards and environmental technology. Furthermore, violations or contaminated sites that we do not know about, including contamination caused by prior owners and operators of such sites, or at sites formerly owned or operated by us or our predecessors in connection with discontinued operations, could result in additional compliance or remediation costs or other liabilities, which could be material.

As more fully described in Note 9 to the consolidated financial statements, we are a potentially responsible party ("PRP") in an environmental proceeding and remediation matter in which substantial amounts may be involved. It is possible that adjustments to reserved expenses will be necessary as new information is obtained, including after finalization and EPA approval of the work plan for the remedial investigation and feasibility study ("RI/FS"). Estimates of Buckhorn's environmental liabilities are based on current facts, laws, regulations and technology. Estimates of Buckhorn's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluation and cost estimates, the extent of remedial actions that may be required, the extent of oversight by the EPA and the number and financial condition of other PRPs that may be named, as well as the extent of their responsibility for the remediation. At this time, we have not accrued for such remediation costs as we are unable to estimate the liability at this time. Additionally, we are party to a consent decree regarding another location pursuant to which we are required to contribute to the costs of the remediation project.

We have limited insurance coverage for potential environmental liabilities associated with historic and current operations and we do not anticipate increasing such coverage in the future. We may also assume significant environmental liabilities in acquisitions. Such costs or liabilities could adversely affect our financial situation and our ability to conduct our business.

Environmental regulations specific to plastic products and containers could adversely affect our ability to conduct our business.

Federal, state, local and foreign governments could enact laws or regulations concerning environmental matters that increase the cost of producing, or otherwise adversely affect the demand for, plastic products. Legislation that would prohibit, tax or restrict the sale or use of certain types of plastic and other containers, and would require diversion of solid wastes such as packaging materials from disposal in landfills, has been or may be introduced in the U.S. Congress, in state legislatures and other legislative bodies. While container legislation has been adopted in a few jurisdictions, similar legislation has been defeated in public referenda in several states, local elections and many state and local legislative sessions. There can be no assurance that future legislation or regulation would not have a material adverse effect on us. Furthermore, a decline in consumer preference for plastic products due to environmental considerations could have a negative effect on our business.

Our insurance coverage may be inadequate to protect against potential hazardous incidents to our business.

We maintain property, business interruption, product liability and casualty insurance coverage, but such insurance may not provide adequate coverage against potential claims, including losses resulting from war risks, terrorist acts, whether domestic or foreign, or product liability claims relating to products we manufacture. Consistent with market conditions in the insurance industry, premiums and deductibles for some of our insurance policies have been increasing and may continue to increase in the future. In some instances, some types of insurance may become available only for reduced amounts of coverage, if at all. In addition, there can be no assurance that our insurers would not challenge coverage for certain claims. If we were to incur a significant liability for which we were not fully insured or that our insurers disputed, it could have a material adverse effect on our financial position, results of operations or cash flows.

Changes in laws and regulations may have an adverse impact on our operations.

Changes in laws and regulations and approvals and decisions of courts, regulators, and governmental bodies on any legal claims known or unknown, could have an adverse effect on the Company's financial results. Additionally, changes in tax laws, particularly in light of changes in the composition of Congress, or new guidance or directives issued by the U.S. Treasury Department, the IRS, and other standard-setting bodies could impact our future effective tax rate and may result in a material adverse effect on our business, financial condition, results of operations, or cash flows.

General Risk Factors

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Internal control systems are intended to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Any failure to maintain effective controls or implement required new or improved controls could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our consolidated financial statements, and substantial costs and resources may be required to rectify these internal control deficiencies. If we have an internal control deficiency and our remedial measures are insufficient, material weaknesses or significant deficiencies in our internal control over financial reporting could be discovered or occur in the future, and our consolidated financial statements may contain material misstatements. See Item 9A – Controls and Procedures for further discussion.

Unforeseen events, including natural disasters, unusual or severe weather events and patterns, public health crises, geopolitical crises, and other catastrophic events may negatively impact our economic condition.

Future events may occur that would adversely affect our business. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions, the impact of the economic environment on our customer base, a material adverse change in our relationship with significant customers, natural disasters, unusual or severe weather events or patterns, public health crises, geopolitical, or other catastrophic events beyond our control. Any of these events may adversely affect our financial condition and results of operations, whether by disrupting our operations or critical systems, adversely affecting the facilities of our suppliers, or other third-party providers, or customers. Moreover, these types of events could negatively impact customer spending or trends in our end markets in impacted regions or depending upon the severity, globally, which could adversely impact our operating results.

Major public health issues, including pandemics such as the COVID-19 pandemic, have adversely affected, and could in the future materially adversely affect, the Company due to their impact on the global economy and demand for consumer products. We may also incur costs or experience further disruption to comply with new or changing regulations in response to such issues.

Instability in geographies impacted by political events, trade disputes, war, terrorism and other business interruptions could have a material adverse effect on our business, customers, global commodity markets, consumer spending, and financial results.

The current economic environment includes heightened risks stemming from the broader economic effects of the international geopolitical climate, including the conflict between Russia and Ukraine, and the Israel-Hamas war which has increased volatility in global commodity markets, including oil (a component of many plastic resins), energy and agricultural commodities. While the Company has limited foreign operations and sources much of its raw materials domestically uncertainty about, or a decline in, global or regional economic conditions can have a significant impact on macroeconomic conditions, including slow growth or recession, inflation, tighter credit, higher interest rates, and currency fluctuations, all of which can adversely impact consumer spending and materially adversely affect demand for the Company's products that may result in a material adverse effect on our business, financial condition, results of operations, or cash flows.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 1C.   Cybersecurity

The Company takes cybersecurity threats seriously, including regular reassessment of cybersecurity risks both internally and with third parties and updates to the Board of Directors at least annually. The Company's information security management system is based upon the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). Among other best practices, the company uses multi-factor authentication wherever possible, maintains current versions of firewalls and security software, performs regular cybersecurity training and email phishing campaigns for employees, uses third parties to perform intrusion testing, and maintains disaster recovery and incident response plans, which include retainer contracts for third party cybersecurity response specialists. The Company employs a combination of active and passive methods to monitor for new or developing cybersecurity risks.

The Board regularly receives reports and training from management and third parties on cybersecurity matters, as part of our overall enterprise risk management program. Management is responsible for developing cybersecurity programs, including as may be required by applicable law or regulation. Company IT personnel have the appropriate expertise in IT and cybersecurity, which generally has been gained from a combination of education, including relevant degrees and/or certifications, and prior work experience. Company cybersecurity personnel monitor the prevention, detection, mitigation and remediation of cybersecurity incidents as part of the cybersecurity programs described above. Incidents, if any, are escalated to management and the Board according to the Company's incident response policy. There have been no material cybersecurity incidents in the periods presented.

ITEM 2.   Properties

The following table sets forth certain information with respect to each of the Company's principal properties owned and facilities leased by the Company as of December 31, 2023:

Business Location	Segment	Principal Use	Owned/Leased	Lease Expiration
Akron, Ohio	Corporate/Distribution	Administration and distribution center	Owned	N/A
Akron, Ohio	Material Handling/Corporate	Administration and warehousing	Owned	N/A
Miami, Oklahoma	Material Handling	Manufacturing and distribution	Owned	N/A
Roanoke Rapids, North Carolina	Distribution	Manufacturing and distribution	Owned	N/A
Scarborough, Ontario	Material Handling	Manufacturing and distribution	Owned	N/A
Springfield, Missouri	Material Handling	Manufacturing and distribution	Owned	N/A
Wadsworth, Ohio	Material Handling	Manufacturing and distribution	Owned	N/A
Mixco, Guatemala	Distribution	Distribution center	Leased	Month to Month
Juan Diaz, Panama	Distribution	Distribution center	Leased	Month to Month
Cuyahoga Falls, Ohio	Distribution	Distribution center	Leased	2024
Littleton, Colorado	Material Handling	Manufacturing and distribution	Leased	2024
Middlebury, Indiana	Material Handling	Manufacturing and distribution	Leased	2024
San Salvador, El Salvador	Distribution	Distribution center	Leased	2024
Alliance, Ohio	Material Handling	Warehousing	Leased	2025
Atlantic, Iowa	Material Handling	Manufacturing and distribution	Leased	2025
Houston, Texas	Distribution	Sales and distribution center	Leased	2025
White Pigeon, Michigan	Material Handling	Manufacturing and distribution	Leased	2025
Bristol, Indiana	Material Handling	Manufacturing and distribution*	Leased	2026
Midland, Michigan	Corporate	Administration	Leased	2026
Salt Lake City, Utah	Distribution	Sales and distribution center	Leased	2026
Decatur, Georgia	Material Handling	Manufacturing and distribution	Leased	2027
South Bend, Indiana	Material Handling	Manufacturing and distribution	Leased	2027
Alpharetta, Georgia	Distribution	Sales and distribution center	Leased	2028
Hingham, Massachusetts	Distribution	Sales and distribution center	Leased	2028
Milford, Ohio	Material Handling	Administration and sales	Leased	2028
Pomona, California	Distribution	Sales and distribution center	Leased	2028
Southaven, Mississippi	Distribution	Distribution center	Leased	2028
Springfield, Missouri	Material Handling	Warehousing	Leased	2028
Ridgefield, Washington	Material Handling	Manufacturing and distribution	Leased	2029
South Beloit, Illinois	Material Handling	Manufacturing and distribution	Leased	2031
Alliance, Ohio	Material Handling	Manufacturing and distribution	Leased	2032
Alliance, Ohio	Material Handling	Manufacturing and distribution	Leased	2032
Bristol, Indiana	Material Handling	Manufacturing and distribution	Leased	2036

This facility has been idled as more fully described in Part II, Note 6 to the consolidated financial statements

The Company also leases facilities for its sales offices and sales branches in the United States and Central America. All of these locations are used by the Distribution Segment.

The Company believes that all of its properties, machinery and equipment generally are well maintained and adequate for the purposes for which they are used.

The Company added additional properties with the February 2024 acquisition of Signature Systems, which include a manufacturing and distribution facility in Orlando, Florida that is leased through 2029, an administration and distribution facility in Flower Mound, Texas that is leased through 2027, and a sales and distribution facility in Darlington, UK that is leased through 2024.

ITEM 3.   Legal Proceedings

The Company is a defendant in various lawsuits and a party to various other legal proceedings arising in the ordinary course of business, some of which are covered in whole or in part by insurance. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates revised, if necessary.

Based on currently available information, management believes that the ultimate outcome of these matters, including those described specifically below, will not have a material adverse effect on our financial position, cash flows or overall trends in our results of operations. However, these matters are subject to inherent uncertainties. If new information becomes available or an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations in the period in which such change in estimate occurs or in future periods.

For information relating to the New Idria Mercury Mine matter, the New Almaden Mine matter, the No Spill matter and Other matters, see Note 9, Contingencies, to the Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

On October 18, 2023, Tank Holding Corp. served a Complaint against Myers Industries, Inc. ("Myers"), asserting patent infringement with regard to a single product manufactured by Elkhart Plastics LLC. Myers has conducted a preliminary assessment of the allegations and believes it has strong defenses. The Complaint was dismissed without prejudice on January 2, 2024.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below is certain information concerning the executive officers of the Registrant as of March 1, 2024. Executive officers are appointed annually by the Board of Directors.

Name	Age	Title
Michael P. McGaugh	50	President and Chief Executive Officer
Grant E. Fitz	61	Executive Vice President and Chief Financial Officer
Jeffrey J. Baker	61	Vice President, Shared Services
James H. Gurnee	66	Vice President, Sales, Marketing, and Commercial Excellence Vice President, Distribution Segment

Mr. McGaugh, President and Chief Executive Officer, was appointed to his current position on April 6, 2020. Prior to joining the Company, he served as Executive Vice President and Chief Operating Officer of BMC Stock Holdings, Inc. Prior to that, Mr. McGaugh served in various leadership roles with The Dow Chemical Company, including Global General Manager, Dow Building Solutions; Global General Manager, Growth & Innovation Business Portfolio; and Global Director and leader of the Integration Management Office.

Mr. Fitz was named Executive Vice President and Chief Financial Officer effective May 8, 2023. Prior to joining the Company, he served as Chief Financial Officer of EFI (Electronics for Imaging), a privately-owned technology company. Prior to that, Mr. Fitz served as Chief Financial Officer of Valassis Communications, a privately-owned digital and print multi-media company, Corporate Vice President and Chief Financial Officer of Xerox Technology Business, where he also was responsible for Xerox Financial Services, and Senior Vice President and Chief Financial Officer for Nexteer Automotive. Prior to these roles, Mr. Fitz held various senior financial leadership positions at General Motors, including being the Chief Risk Officer of the company.

Mr. Baker, Vice President, Shared Services, was appointed to his current position effective November 29, 2021. Previously, he served as Vice President, Purchasing and Supply Chain since joining the Company on September 1, 2020. Prior to that, Mr. Baker spent 34 years at The Dow Chemical Company serving in various roles, including most recently as Associate Director Logistics Purchasing.

Mr. Gurnee, Vice President, Sales, Marketing, and Commercial Excellence, was appointed to his position on August 17, 2020. Mr. Gurnee was also appointed to serve as Vice President, Distribution Segment, effective June 1, 2023. Prior to joining the Company, he spent 37 years with The Dow Chemical Company in multiple sales and marketing roles. Most recently, he served as the Global Innovation Discipline Director.

ITEM 5. **Market for Registrant's Common Stock and Related Stockholder Matters and Issuer Purchases of Equity Securities**

The Company's common stock is traded on the New York Stock Exchange under the symbol MYE. The number of shareholders of record at December 31, 2023 was 816. Dividends for the last two years were:

Quarter Ended		2023		2022
March 31	$	0.135	$	0.135
June 30		0.135		0.135
September 30		0.135		0.135
December 31		0.135		0.135

Purchases of equity securities by the issuer

The following table presents information regarding the Company's stock repurchase plan during the three months ended December 31, 2023.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plans or Programs	Maximum number of Shares that may yet be Purchased Under the Plans or Programs (1)
10/1/2023 to 10/31/2023	—	$ —	5,547,665	2,452,335
11/1/2023 to 11/30/2023	—	—	5,547,665	2,452,335
12/1/2023 to 12/31/2023	—	—	5,547,665	2,452,335

(1) On July 11, 2013, the Board authorized the repurchase of up to 5.0 million shares of the Company's common stock. This authorization was in addition to the 2011 Board authorized repurchase of up to 5.0 million shares. The Company completed the repurchase of approximately 2.0 million shares in 2011 pursuant to Rule 10b5-1 plans, which were adopted pursuant to the 2011 authorized share repurchase.

See Item 12 of this Form 10-K for the Equity Compensation Plan Information Table.

Comparison of 5 Year Cumulative Total Return

Assumes Initial Investment of $100

December 31, 2023

The chart below compares the Company's cumulative total shareholder return for the five years ended December 31, 2023, to that of the Standard & Poor's 500 Index – Total Return, the Russell 2000 Index and the Standard & Poor's 600 Materials (Sector) Index. In all cases, the information is presented on a dividend-reinvested basis and assumes investment of $100 on December 31, 2018.



	2018	2019	2020	2021	2022	2023
Myers Industries Inc.						
Annual Return %		13.84	29.33	(1.11)	14.04	(9.49)
Cum $	100.00	113.84	147.23	145.60	166.03	150.27
S&P 500 Index - Total Return						
Annual Return %		31.49	18.40	28.71	(18.11)	26.29
Cum $	100.00	131.49	155.68	200.37	164.08	207.21
Russell 2000 Index						
Annual Return %		25.52	19.96	14.82	(20.44)	16.93
Cum $	100.00	125.52	150.58	172.90	137.56	160.85
S&P 600 Materials (Sector) Index						
Annual Return %		20.57	22.68	18.41	(6.09)	19.98
Cum $	100.00	120.57	147.92	175.15	164.49	197.35

NOTE: Index Data: Copyright Standard and Poor's, Inc. Used with permission. All rights reserved.
NOTE: Index Data: Copyright Russell Investments. Used with permission. All rights reserved.

ITEM 6.   Reserved

Not applicable.

ITEM 7.   **Management's Discussion and Analysis of Results of Financial Condition and Operations**

Executive Overview

The Company conducts its business activities in two distinct segments: The Material Handling Segment and the Distribution Segment.

The Company designs, manufactures, and markets a variety of plastic, metal and rubber products. The Material Handling Segment manufactures a broad selection of plastic reusable containers, pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded or blow molded. The Distribution Segment is engaged in the distribution of tools, equipment and supplies used for tire, wheel and under vehicle service on passenger, heavy truck and off-road vehicles, as well as the manufacturing of tire repair and retreading products.

The Company's results of operations for the year ended December 31, 2023 compared with the year ended December 31, 2022 are discussed below. The current economic environment includes heightened risks from inflation, interest rates, volatile commodity costs, supply chain disruptions and labor availability stemming from the broader economic effects of the international geopolitical climate, including the conflict between Russia and Ukraine, the Israel-Hamas war and the COVID-19 pandemic, which have also increased volatility in global commodity markets, including oil (a component of many plastic resins), energy and agricultural commodities. Some of our businesses have been and may continue to be affected by these broader economic effects, including customer demand for our products, supply chain disruptions, labor availability and inflation. The Company believes it is well-positioned to manage through this uncertainty as it has a strong balance sheet with sufficient liquidity and borrowing capacity as well as a diverse product offering and customer base.

Results of Operations: 2023 Compared with 2022

Net Sales:

(dollars in thousands)	Year Ended December 31,			
Segment	**2023**	**2022**	**Change**	**% Change**
Material Handling	$ 555,259	$ 647,619	$ (92,360)	(14.3)%
Distribution	257,875	251,966	5,909	2.3%
Inter-company sales	(67)	(38)	(29)	
Total net sales	$ 813,067	$ 899,547	$ (86,480)	(9.6)%

Net sales for the year ended December 31, 2023 were $813.1 million, a decrease of $86.5 million or 9.6% compared to the prior year. Net sales decreased due to lower overall volume/mix of $99.9 million, following high volume of certain products focused on outdoor activities, which were especially strong due to a surge in COVID-19 induced consumer discretionary spending in the prior period. Net sales also decreased due to lower pricing of $8.2 million and the effect of unfavorable currency translation of $1.5 million. The decrease in net sales was partially offset by $23.1 million of incremental sales from the acquisition of Mohawk on May 31, 2022, included in the Distribution Segment. Mohawk's annual sales were approximately $65 million at the time of the acquisition. The Company continues to pursue further pricing initiatives, and beginning in February 2023, the Company began to implement a series of additional pricing increases across a majority of its portfolio of products within its Distribution segment.

Net sales in the Material Handling Segment decreased $92.4 million or 14.3% for the year ended December 31, 2023 compared to the prior year. Net sales decreased due to lower volume/mix of $74.5 million, lower pricing of $16.4 million and the effect of unfavorable currency translation of $1.5 million.

Net sales in the Distribution Segment increased $5.9 million or 2.3% in the year ended December 31, 2023 compared to the prior year, primarily due to higher pricing of $8.2 million and $23.1 million of incremental sales from the acquisition of Mohawk on May 31, 2022. The increase in net sales was partially offset by lower volume/mix of $25.4 million.

Cost of Sales & Gross Profit:

(dollars in thousands)	Year Ended December 31,			
	2023	**2022**	**Change**	**% Change**
Cost of sales	$ 553,981	$ 616,181	$ (62,200)	(10.1)%
Gross profit	$ 259,086	$ 283,366	$ (24,280)	(8.6)%
Gross profit as a percentage of sales	31.9%	31.5%		

Gross profit decreased $24.3 million, or 8.6%, for the year ended December 31, 2023 compared to the prior year due to lower volume/mix and lower pricing as described under Net Sales above and increased labor and productivity costs partially offset by lower material costs and the benefits of the acquisition of Mohawk on May 31, 2022. Gross margin expanded to 31.9% for the year ended December 31, 2023 compared to 31.5% for the same period in 2022.

Selling, General and Administrative Expenses:

	Year Ended December 31,			
(dollars in thousands)	2023	2022	Change	% Change
SG&A expenses	$ 186,876	$ 199,489	$ (12,613)	(6.3)%
SG&A expenses as a percentage of sales	23.0%	22.2%		

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2023 were $186.9 million, a decrease of $12.6 million or 6.3% compared to the prior year. Decreases in SG&A expenses in 2023 were primarily due to $11.4 million of lower incentive compensation, $3.8 million of lower variable selling expenses, $0.4 million of lower legal and professional fees and $3.3 million of lower facility costs. The decrease to SG&A expenses was partially offset by $5.0 million of incremental SG&A from the acquisition of Mohawk on May 31, 2022 and $1.9 million of higher salaries and benefits. SG&A expenses also increased as compared to prior year due to higher expenses incurred on restructuring actions of $2.5 million, described in Note 6 to the consolidated financial statements and higher expenses incurred on due diligence and consulting related to the Signature acquisition of $2.1 million, described in Note 15 to the consolidated financial statements. Additionally, as described in Note 9 to the consolidated financial statements, the Company reached a settlement agreement with one of its insurers, for $10.0 million, which resulted in a $6.7 million net reduction to legal costs within SG&A for the year ended December 31, 2023. Environmental matters described in Note 9 to the consolidated financial statements resulted in a net $3.2 million expense in the year ended December 31, 2023, which compared to $1.4 million of charges in the year ended December 31, 2022.

Net Interest Expense:

	Year Ended December 31,			
(dollars in thousands)	2023	2022	Change	% Change
Net interest expense	$ 6,349	$ 5,731	$ 618	10.8%
Average outstanding borrowings, net	$ 90,500	$ 112,318	$ (21,818)	(19.4)%
Weighted-average borrowing rate	6.86%	4.87%		

Net interest expense for the year ended December 31, 2023 was $6.3 million compared to $5.7 million during 2022. The higher net interest expense was due to a higher weighted-average borrowing rate in the current year, partly offset by lower average outstanding borrowings in the current year.

Income Taxes:

	Year Ended December 31,	
(dollars in thousands)	2023	2022
Income before income taxes	$ 66,056	$ 78,210
Income tax expense	$ 17,189	$ 17,943
Effective tax rate	26.0%	22.9%

The effective tax rate was 26.0% for the year ended December 31, 2023 compared to 22.9% in the prior year. The increase in the effective tax rate was primarily the result of the recognition of a previously unrecognized tax benefit in the prior year.

Acquisition of Signature Systems - Subsequent Event

On February 8, 2024, the Company acquired Signature Systems as described in Note 15 to the consolidated financial statements for $350 million plus customary working capital and other adjustments in an all-cash transaction, funded through an amendment and restatement of Myers' existing loan agreement discussed below. Signature Systems is a manufacturer and distributor of composite matting ground protection for industrial applications, stadium turf protection and temporary event flooring. In 2023, Signature System's revenue was approximately $110 million. Signature will be included in the Material Handling segment.

Financial Condition & Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash generated from operations and availability under the Loan Agreement (defined below). At December 31, 2023, the Company had $30.3 million of cash, $224.3 million available under the Loan Agreement and outstanding debt with face value of $67.2 million, including the finance lease liability of $9.2 million. At December 31, 2023, our primary contractual obligations relate to our debt and lease arrangements as described in Notes 10 and 13 to the consolidated financial statements. Based on this liquidity and borrowing capacity, the Company believes it is well-positioned to manage through the working capital demands and heightened uncertainty in the current macroeconomic environment.

In January 2024, the Company repaid $26.0 million of Senior Unsecured Notes upon maturity using cash on hand and availability under the Loan Agreement. On February 8, 2024, as described below and in Note 15 to the consolidated financial statements, the Company acquired Signature Systems for $350 million plus customary working capital and other adjustments. The Signature Systems acquisition was financed by amending and restating the Loan Agreement to include a 5-year $400 million term loan facility ("Term Loan A"). In connection with the amendment to the Loan Agreement, the Company prepaid the remaining $12.0 million face value of Senior Unsecured Notes, which were due January 15, 2026, using availability under the revolving credit facility. The $250 million borrowing limit under senior revolving credit facility of the Loan Agreement was unchanged. The amendment and restatement of the Loan Agreement is described further below.

The Company believes that cash on hand, cash flows from operations and available capacity under its Loan Agreement will be sufficient to meet expected business requirements including capital expenditures, dividends, working capital, debt service, and to fund future growth, including selective acquisitions.

Operating Activities

Cash provided by operating activities was $86.2 million and $72.6 million for the years ended December 31, 2023 and 2022, respectively. The increase was primarily due to lower working capital driven by decreases in trade accounts receivable and increases in accounts payable for the year ended December 31, 2023.

Investing Activities

Net cash used by investing activities was $22.8 million for the year ended December 31, 2023 compared to cash used of $50.4 million for the year ended December 31, 2022. In 2022, the Company paid $27.6 million to acquire Mohawk as discussed in Note 3 to the consolidated financial statements. The Company also received in 2022 proceeds of $1.5 million from the sale of fixed assets. Capital expenditures were $22.9 million and $24.3 million for the years ended December 31, 2023 and 2022.

Financing Activities

Net cash used by financing activities was $56.5 million for the year ended December 31, 2023 compared to cash used of $16.3 million for the year ended December 31, 2022. Net borrowings (repayments) on the credit facility for the year ended December 31, 2023 and December 31, 2022 were $(36.0) million and $3.0 million, respectively. Fees paid for the amendment and extension of the Loan Agreement in September 2022 totaled $0.9 million. Net proceeds from the issuance of common stock in connection with incentive stock option exercises were $2.3 million and $2.3 million in 2023 and 2022, respectively. Cash paid for tax withholdings on vesting of stock compensation totaled $2.1 million and $0.5 million in 2023 and 2022, respectively, which increased primarily due to improved vesting of long-term performance-based awards in the current year. The Company also used cash to pay dividends of $20.2 million and $19.8 million in 2023 and 2022, respectively.

Credit Sources - as of December 31, 2023

On September 29, 2022, the Company entered into a Seventh Amended and Restated Loan Agreement (the "Seventh Amendment"), which amended the Sixth Amended and Restated Loan Agreement (the "Sixth Amendment"), dated March 12, 2021. The Seventh Amendment, among other things, extended the maturity date to September 2027 from March 2024. There was no change to the credit facility's borrowing limit of $250 million.

In March 2021, the Company entered into the Sixth Amendment, which amended the Fifth Amended and Restated Loan Agreement (collectively with the Sixth and Seventh Amendments, the "Loan Agreement") dated March 2017. The Sixth Amendment increased the senior revolving credit facility's borrowing limit to $250 million from $200 million, extended the maturity date to March 2024 from March 2022, and increased flexibility of the financial and other covenants and provisions.

As of December 31, 2023, $224.3 million was available under the Loan Agreement, after borrowings and $5.7 million of letters of credit issued related to insurance and other financing contracts in the ordinary course of business. Borrowings under the Loan Agreement bear interest at the Term SOFR, RFR, EURIBOR and CDOR-based borrowing rates.

At December 31, 2023, $38 million face value of Senior Unsecured Notes were outstanding. The series of notes range in face value from $11.0 million to $15.0 million, with interest rates ranging from 5.25% to 5.45%, payable semiannually. The $11.0 million note and $15.0 million note of these Senior Unsecured Notes matured and on January 12, 2024 the Company repaid these notes using cash on hand and borrowings under the Loan Agreement. The remaining $12.0 million of the Senior Unsecured Notes mature on January 15, 2026.

As of December 31, 2023, the Company was in compliance with all of its debt covenants. The most restrictive financial covenants for all of the Company's debt are an interest coverage ratio (defined as earnings before interest, taxes, depreciation and amortization, as adjusted, divided by interest expense) and a leverage ratio (defined as total debt divided by earnings before interest, taxes, depreciation and amortization, as adjusted). The ratios as of and for the period ended December 31, 2023 are shown in the following table:

	Required Level	Actual Level
Interest Coverage Ratio	3.00 to 1 (minimum)	16.17
Leverage Ratio	3.25 to 1 (maximum)	0.70

Credit Sources - subsequent events

Repayment and termination of Senior Unsecured Notes

On January 12, 2024, the Company repaid $26.0 million of Senior Unsecured Notes upon maturity using cash on hand and availability under the Loan Agreement. On February 6, 2024, in connection with the subsequent amendment and restatement to the Loan Agreement described below, the Company prepaid the remaining $12.0 million face value of Senior Unsecured Notes, which were due January 15, 2026, using availability under the revolving credit facility under the Loan Agreement. After giving effect to the payment in full of all outstanding Senior Unsecured Notes under the Note Purchase Agreement, the Note Purchase Agreement has been terminated.

First Amendment to Loan Agreement

On February 8, 2024, the Company entered into Amendment No. 1 to the Seventh Amended and Restated Loan Agreement ("Amendment No. 1"), which amended the Seventh Amended and Restated Loan Agreement (the "Loan Agreement" – see also Note 10) dated September 29, 2022 (collectively, the "Amended Loan Agreement"). Amendment No. 1, among other things, permits the acquisition of Signature Systems and provides for a new 5-year $400 million term loan facility ("Term Loan A"). Term Loan A will amortize in quarterly installment payments in aggregate annual amounts equal to $20 million in years 1 and 2 and $40 million in years 3 through 5. Term Loan A may be voluntarily prepaid at any time, in whole or in part, without penalty or premium, however, all amounts repaid or prepaid in respect of Term Loan A may not be reborrowed.

Amendment No. 1 did not change the existing revolving credit facility's maturity date or $250 million borrowing limit, which includes a letter of credit subfacility and swingline subfacility. In connection with Amendment No. 1, the Company incurred deferred financing fees of approximately $9 million.

The Amended Loan Agreement is on substantially the same terms as the Loan Agreement, except Amendment No. 1 has amended, among other items, (i) to permit the Signature Systems acquisition, (ii) to modify the maximum leverage ratio to not exceed (x) 4.00 to 1:00 on a "net" basis for an initial "net" leverage ratio holiday period for the immediate fiscal quarter end after the Signature Systems acquisition is consummated and for the three immediately following fiscal quarter ends thereafter and (y) 3.25 to 1.00 on a "net" basis after such "net" leverage ratio holiday period (subject to additional "net" leverage ratio holiday periods at the election of the Company for such periods that are more fully described in the Amended Loan Agreement), (iii) to modify certain negative covenants (including the restricted payment covenant) so that the applicable incurrence tests for such negative covenants is now based on the new "net" leverage ratio level, (iv) to increase the applicable margins for the loans under the Amended Loan Agreement to range between 1.775% to 2.35% for Term SOFR, RFR, SONIA, EURIBOR and CORRA based loans and between 0.775% and 1.35% for base rate loans, in each case based from time to time on the determination of the Company's then net leverage ratio, (v) to replace the Canadian Dealer Offered Rate (CDOR) as the applicable reference rate with respect to loans denominated in Canadian Dollars to the Canadian Overnight Repo Rate Average (CORRA), and (vi) to amend the scope of collateral securing the obligations under the Amended Loan Agreement to be an "all asset" lien (subject to customary provisions of excluded collateral not subject to the liens).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably expected to have, a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources at December 31, 2023.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based on the accompanying consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As indicated in the Summary of Significant Accounting Policies included in the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K, the amount of assets, liabilities, revenue and expenses reported are affected by estimates and judgments that are necessary to comply with U.S. GAAP. The Company bases its estimates on prior experience and other assumptions that they consider reasonable to their circumstances. The Company believes the following matters may involve a high degree of judgment and complexity.

Contingencies — In the ordinary course of business, the Company is involved in various legal proceedings and contingencies, including environmental matters. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. Disclosure of contingent losses is also provided when there is a reasonable possibility that the ultimate loss could exceed the recorded provision or if such probable loss cannot be reasonably estimated. As additional information becomes available, any potential liability related to these contingent matters is assessed and the estimates are revised, if necessary. The actual resolution of these contingencies may differ from these estimates, and it is possible that future earnings could be affected by changes in estimated outcomes of these contingencies. If a contingency were settled for an amount greater than our estimate, a future charge to income would result. Likewise, if a contingency were settled for an amount that is less than our estimate, a future credit to income would result. See disclosure of contingencies in Note 9 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Business Combinations – The Company uses the acquisition method of accounting to allocate costs of acquired businesses to the assets acquired and liabilities assumed based on their estimated fair values at the dates of acquisition. The excess costs of acquired businesses over the fair values of the assets acquired and liabilities assumed are recognized as goodwill. The valuations of the acquired assets and liabilities will impact the determination of future operating results. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, revenue growth rates, discount rates, customer attrition rates, royalty rates, asset lives, contributory asset charges, and market multiples, among other items. The Company determines the fair values of intangible assets acquired generally in consultation with third-party valuation advisors. See disclosure of acquisitions in Note 3 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Goodwill – The Company performs its goodwill impairment test annually as of October 1 and in the interim only when impairment indicators are present. The Company may elect to perform a qualitative assessment to determine if it is more-likely-than-not that the fair values of our reporting units were greater than their carrying amounts, indicating no impairment. This qualitative assessment requires significant judgment, including a review of our most recent long-range projections, analysis of operating results versus the prior year, changes in market values, changes in discount rates and changes in terminal growth rate assumptions. If a qualitative assessment cannot be used, then we perform a quantitative assessment.

A quantitative assessment requires the Company to estimate the fair value of the reporting unit (Level 3 measurement), which the Company does using a combination of a discounted cash flow analysis and market-based approach. Estimating fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, long term growth rates and the amount and timing of expected future cash flows. The cash flows employed in the discounted cash flow analyses are based on the most recent budget and long-term forecast. The discount rates used in the discounted cash flow analyses are intended to reflect the risks inherent in the future cash flows of the respective reporting units. The market-based approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies and recent comparable transactions. The fair value of the reporting unit is then compared to the carrying value, and any excess carrying value of the reporting unit above the fair value would indicate impairment.

As described in Note 4 to the consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, our most recent annual impairment testing as of October 1, 2023 consisted of a qualitative assessment for five of our six reporting units, with the exception being the Rotational Molding reporting unit for which a quantitative assessment was performed. None of the analyses indicated impairment. With respect to the quantitative analysis of the Rotational Molding reporting unit, the most sensitive assumptions were the long-term growth rate and the weighted average cost of capital used to discount its projected cash flows. Reasonable changes in these assumptions would not indicate impairment. We assessed a 100-basis point decrease in the assumed long-term growth rate and a 100-

basis point increase in the weighted average cost of capital for the Company's Rotational Molding reporting unit, and neither indicated impairment.

Recent Accounting Pronouncements

Information regarding the recent accounting pronouncements is contained in the Summary of Significant Accounting Policies footnote of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a comparison of the Company's results of operations for the fiscal years ended December 31, 2022 and December 31, 2021, see "Part II, Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 3, 2023.

ITEM 7A.   Quantitative and Qualitative Disclosures About Market Risk

Market Risk and Derivative Financial Instruments

Interest Rate Risk

The Company has certain financing arrangements that require interest payments based on floating interest rates, and to that extent, the Company's financial results are subject to changes in the market rate of interest. Borrowings under the Loan Agreement bear interest at the Term SOFR, RFR, EURIBOR and CDOR-based borrowing rates. At present, the Company has not entered into any interest rate swaps or other derivative instruments to fix the interest rate on any portion of its financing arrangements with floating rates. Based on current debt levels at December 31, 2023, if market interest rates increase one percent, the Company's variable interest expense would increase approximately $0.2 million annually.

Foreign Currency Exchange Risk

Some of the Company's subsidiaries operate in foreign countries and their financial results are subject to exchange rate movements. The Company has operations in Canada with foreign currency exposure, primarily due to sales made from businesses in Canada to customers in the United States ("U.S."). These sales are denominated in U.S. dollars. The Company has a systematic program to limit its exposure to fluctuations in exchange rates related to certain assets and liabilities of its operations in Canada that are denominated in U.S. dollars. The net exposure generally is less than $1 million. The foreign currency contracts and arrangements created under this program are not designated as hedged items under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 815, Derivatives and Hedging, and accordingly, the changes in the fair value of the foreign currency arrangements, which have been immaterial, are recorded in the Consolidated Statement of Operations. The Company's foreign currency arrangements are typically three months or less and are settled before the end of a reporting period. At December 31, 2023, the Company had no foreign currency arrangements or contracts in place.

Commodity Price Risk

The Company uses certain commodities, primarily plastic resins and natural rubber, in its manufacturing processes. The cost of operations can be affected as the market for these commodities changes. The Company currently has no derivative contracts to hedge changes in raw material pricing; however, the Company also has no significant obligations to purchase fixed quantities of such commodities in future periods. The Company may from time to time enter into forward buy positions for certain utility costs, which were not material at December 31, 2023. Significant future increases in the cost of these commodities or other adverse changes in the general economic environment could have a material adverse impact on the Company's financial position, results of operations or cash flows.

ITEM 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myers Industries, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Myers Industries, Inc. and Subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

New Idria Mercury Mine (New Idria Mine) Environmental Liability

Description of the matter	As discussed in Note 9 of the consolidated financial statements, in 2015, the U.S. Environmental Protection Agency ("EPA") informed a subsidiary of the Company that it considers it to be a potentially responsible party ("PRP") in connection with the New Idria Mine. At December 31, 2023, the Company has recorded liabilities for the estimated cost primarily to execute a Remedial Investigation/Feasibility Study ("RI/FS") work plan being developed with the EPA associated with the New Idria Mine. The Company has not accrued for remediation costs associated with this site because the amount of such costs or a range of reasonably possible costs cannot be estimated at this time.
	Auditing the determination of the amount of the RI/FS liability ("the Liability") involved a high degree of subjectivity as estimates performed by the Company's third-party consultant that impact the determination of the Liability were based on factors unique to the affected site and subject to various laws and regulations governing the protection of the applicable environment.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the determination of the Liability. Our audit procedures included, among others, testing controls over management's determination of the estimated costs to perform the RI/FS.
	To test the Liability, we performed audit procedures that included, among others, inquiring of senior management, senior internal counsel, and management's third-party consultant to understand recent activity in the RI/FS process, inspecting written communications from the EPA to corroborate the anticipated scope of work under the RI/FS, and testing management's accrual determination by comparing to the cost estimates provided by the third-party consultant. Further, we, with the assistance of our environmental specialists, compared the cost estimates used by management to historical data and trends, including historical costs for work previously completed by the EPA and trends for cost of RI/FS work performed in similar areas for similar sized sites, as well as notifications or decisions from regulatory agencies. In addition, we evaluated the competency and objectivity of management's third-party consultant, and we obtained written representations from senior internal counsel and external counsel. We assessed the adequacy of the disclosures in the consolidated financial statements related to the New Idria Mine.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2011.

Akron, Ohio
March 5, 2024

Consolidated Statements of Operations

For the Years Ended December 31, 2023, 2022, and 2021

(Dollars in thousands, except per share data)

	For the Year Ended December 31,					
	2023		**2022**		**2021**	
Net sales	$	813,067	$	899,547	$	761,435
Cost of sales		553,981		616,181		550,014
Gross profit		259,086		283,366		211,421
Selling, general and administrative expenses		186,876		199,489		163,502
(Gain) loss on disposal of fixed assets		(195)		(667)		(1,382)
Other (income) expenses		—		603		—
Operating income		72,405		83,941		49,301
Interest expense, net		6,349		5,731		4,208
Income before income taxes		66,056		78,210		45,093
Income tax expense		17,189		17,943		11,555
Net income	$	48,867	$	60,267	$	33,538
Net income per common share:						
Basic	$	1.33	$	1.66	$	0.93
Diluted	$	1.32	$	1.64	$	0.92
Dividends declared per share	$	0.54	$	0.54	$	0.54

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2023, 2022, and 2021

(Dollars in thousands)

	For the Year Ended December 31,		
	2023	2022	2021
Net income	$ 48,867	$ 60,267	$ 33,538
Other comprehensive income (loss):			
Foreign currency translation adjustment	859	(2,475)	39
Pension liability, net of tax expense (benefit) of $40, $28 and $111, respectively	119	83	333
Total other comprehensive income	978	(2,392)	372
Comprehensive income	$ 49,845	$ 57,875	$ 33,910

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(Dollars in thousands)

	December 31, 2023	December 31, 2022
Assets		
Current Assets		
Cash	$ 30,290	$ 23,139
Trade accounts receivable, less allowances of $4,189 and $3,259, respectively	113,907	126,184
Other accounts receivable, net	14,726	7,532
Inventories, net	90,844	93,351
Prepaid expenses and other current assets	6,854	7,001
Total Current Assets	256,621	257,207
Property, plant, and equipment, net	107,933	101,566
Right of use asset - operating leases	27,989	28,908
Goodwill	95,392	95,157
Intangible assets, net	45,129	51,752
Deferred income taxes	209	129
Other	8,358	7,915
Total Assets	$ 541,631	$ 542,634
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 79,050	$ 73,536
Accrued employee compensation	17,104	24,664
Income taxes payable	4,253	2,054
Accrued taxes payable, other than income taxes	2,582	3,169
Accrued interest	1,112	1,264
Other current liabilities	28,472	26,380
Operating lease liability - short-term	5,943	6,177
Finance lease liability - short-term	593	518
Long-term debt - current portion	25,998	—
Total Current Liabilities	165,107	137,762
Long-term debt	31,989	93,962
Operating lease liability - long-term	22,352	22,786
Finance lease liability - long-term	8,615	8,919
Other liabilities	12,108	15,270
Deferred income taxes	8,660	7,508
Total Liabilities	248,831	286,207
Shareholders' Equity		
Serial Preferred Shares (authorized 1,000,000 shares; none issued and outstanding)	—	—
Common Shares, without par value (authorized 60,000,000 shares; outstanding 36,848,465 and 36,500,020; net of treasury shares of 5,703,992 and 6,052,437, respectively)	22,608	22,332
Additional paid-in capital	322,526	315,865
Accumulated other comprehensive loss	(16,815)	(17,793)
Retained deficit	(35,519)	(63,977)
Total Shareholders' Equity	292,800	256,427
Total Liabilities and Shareholders' Equity	$ 541,631	$ 542,634

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31, 2023, 2022 and 2021

(Dollars in thousands, except share data)

	Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Total Shareholders' Equity
	Number	Amount				
Balance at January 1, 2021	35,921,025	$ 21,939	$ 300,852	$ (15,773)	$ (117,918)	$ 189,100
Net income	—	—	—	—	33,538	33,538
Issuances under option plans	221,060	135	3,561	—	—	3,696
Dividend reinvestment plan	4,636	3	94	—	—	97
Restricted stock vested	155,406	95	(95)	—	—	—
Stock compensation expense	—	—	3,196	—	—	3,196
Shares withheld for employee taxes on equity awards	(39,868)	—	(888)	—	—	(888)
Foreign currency translation adjustment	—	—	—	39	—	39
Declared dividends - $0.54 per share	—	—	—	—	(19,786)	(19,786)
Pension liability, net of tax of $111	—	—	—	333	—	333
Balance at December 31, 2021	36,262,259	22,172	306,720	(15,401)	(104,166)	209,325
Net income	—	—	—	—	60,267	60,267
Issuances under option plans	127,881	78	2,157	—	—	2,235
Dividend reinvestment plan	4,218	3	82	—	—	85
Restricted stock vested	130,386	79	(79)	—	—	—
Stock compensation expense	—	—	7,436	—	—	7,436
Shares withheld for employee taxes on equity awards	(24,724)	—	(451)	—	—	(451)
Foreign currency translation adjustment	—	—	—	(2,475)	—	(2,475)
Declared dividends - $0.54 per share	—	—	—	—	(20,078)	(20,078)
Pension liability, net of tax of $28	—	—	—	83	—	83
Balance at December 31, 2022	36,500,020	22,332	315,865	(17,793)	(63,977)	256,427
Net income	—	—	—	—	48,867	48,867
Issuances under option plans	136,028	83	2,170	—	—	2,253
Dividend reinvestment plan	4,241	3	82	—	—	85
Restricted stock vested	312,056	190	(190)	—	—	—
Stock compensation expense	—	—	6,671	—	—	6,671
Shares withheld for employee taxes on equity awards	(103,880)	—	(2,072)	—	—	(2,072)
Foreign currency translation adjustment	—	—	—	859	—	859
Declared dividends - $0.54 per share	—	—	—	—	(20,409)	(20,409)
Pension liability, net of tax of $40	—	—	—	119	—	119
Balance at December 31, 2023	36,848,465	$ 22,608	$ 322,526	$ (16,815)	$ (35,519)	$ 292,800

The accompanying notes are an integral part of these statements.

MYERS INDUSTRIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2022 and 2021

(Dollars in thousands)

	For the Year Ended December 31,		
	2023	2022	2021
Cash Flows From Operating Activities			
Net income	$ 48,867	$ 60,267	$ 33,538
Adjustments to reconcile net income to net cash provided by (used for) operating activities			
Depreciation and amortization	22,786	21,216	20,422
Amortization of deferred financing costs	313	441	463
Non-cash stock-based compensation expense	6,671	7,436	3,196
(Gain) loss on disposal of fixed assets	(195)	(667)	(1,382)
Deferred taxes	1,039	2,072	2,826
Other	944	1,520	(1,403)
Cash flows provided by (used for) working capital			
Accounts receivable - trade and other, net	2,656	(23,625)	(15,273)
Inventories	2,630	7,955	(24,885)
Prepaid expenses and other current assets	151	(1,409)	(676)
Accounts payable and accrued expenses	310	(2,585)	28,088
Net cash provided by (used for) operating activities	86,172	72,621	44,914
Cash Flows From Investing Activities			
Capital expenditures	(22,855)	(24,292)	(17,867)
Acquisition of business, net of cash acquired	(160)	(27,626)	(35,758)
Proceeds from sale of property, plant and equipment	258	1,537	3,336
Net cash provided by (used for) investing activities	(22,757)	(50,381)	(50,289)
Cash Flows From Financing Activities			
Borrowings on revolving credit facility	740,000	1,264,200	886,600
Repayments on revolving credit facility	(776,000)	(1,261,200)	(833,600)
Repayments of long-term debt	—	—	(40,000)
Payments on finance lease	(542)	(500)	(402)
Cash dividends paid	(20,240)	(19,797)	(19,596)
Proceeds from issuance of common stock	2,338	2,320	3,793
Shares withheld for employee taxes on equity awards	(2,072)	(451)	(888)
Deferred financing fees	—	(889)	(1,095)
Net cash provided by (used for) financing activities	(56,516)	(16,317)	(5,188)
Foreign exchange rate effect on cash	252	(439)	(83)
Net increase (decrease) in cash	7,151	5,484	(10,646)
Cash at January 1	23,139	17,655	28,301
Cash at December 31	$ 30,290	$ 23,139	$ 17,655
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 5,980	$ 4,574	$ 4,279
Income taxes	$ 13,451	$ 13,023	$ 10,936

The accompanying notes are an integral part of these statements.

(Dollars in thousands, except where otherwise indicated)

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Myers Industries, Inc. and all wholly owned subsidiaries (collectively, the "Company"). All intercompany accounts and transactions have been eliminated in consolidation. All subsidiaries that are not wholly owned and are not included in the consolidated operating results of the Company are immaterial investments which have been accounted for under the equity or cost method. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the timing and amount of assets, liabilities, equity, revenues, and expenses recorded and disclosed. Actual results could differ from those estimates.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU is intended to enhance the transparency and decision usefulness of income tax disclosures to provide information to better assess how an entity's operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. For the Company, this ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments within this ASU should be applied prospectively although retrospective application is also permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. This ASU is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. For the Company, this ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments within this ASU are required to be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Translation of Foreign Currencies

All asset and liability accounts of consolidated foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period and income statement items are translated monthly at an average currency exchange rate for the period. The resulting foreign currency translation adjustment is recorded in other comprehensive income (loss) as a separate component of shareholders' equity.

Fair Value Measurement

Fair value is the price to hypothetically sell an asset or transfer a liability in an orderly manner in the principal market for that asset or liability. Accounting standards prioritize the use of observable inputs in measuring fair value. The level of a fair value measurement is determined entirely by the lowest level input that is significant to the measurement. The three levels are (from highest to lowest):

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs that are observable either directly or indirectly.
- Level 3: Unobservable inputs for which there is little or no market data or which reflect the entity's own assumptions.

The Company has financial instruments, including cash, accounts receivable, accounts payable and accrued expenses. The fair value of these financial instruments approximates carrying value due to the nature and relative short maturity of these assets and liabilities.

The fair value of debt under the Company's Loan Agreement, as defined in Note 10, approximates carrying value due to the floating rates and relative short maturity (less than 90 days) of the revolving borrowings under this agreement. The fair value of the Company's fixed rate senior unsecured notes was estimated using market observable inputs for the Company's comparable peers with public debt, including quoted prices in active markets and interest rate measurements, which are considered Level 2 inputs. At December 31, 2023 and 2022, the aggregate fair value of the Company's outstanding fixed rate senior unsecured notes was estimated at $37.8 million and $37.4 million, respectively.

(Dollars in thousands, except where otherwise indicated)

The purchase price allocations associated with the May 31, 2022 acquisition of Mohawk Rubber Sales of New England Inc. ("Mohawk"), as described in Note 3, required fair value measurements using unobservable inputs which are considered Level 3 inputs. The fair value of the acquired intangible assets was determined using an income approach. Similarly, impairment testing of goodwill and indefinite-lived intangible assets as described in Note 4 involves determination of fair value using unobservable inputs, which are considered Level 3 inputs. The fair values of the reporting units in accordance with the goodwill impairment test were determined using the income and/or market approaches.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of trade accounts receivable. The concentration of accounts receivable credit risk is generally limited based on the Company's diversified operations, with customers spread across many industries and countries. In 2023, there were no customers that accounted for more than ten percent of net sales. The Company does not have a material concentration of sales in any country outside of the United States.

Allowance for Credit Losses

Management has established certain requirements that customers must meet before credit is extended. The financial condition of customers is continually monitored and collateral is usually not required. The Company evaluates the collectability of accounts receivable based on a combination of factors. The Company reviews historical trends for credit loss as well as current economic conditions in determining an estimate for its allowance for credit losses. Additionally, in circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for credit losses is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably expects will be collected. Expense related to bad debts was approximately $1.8 million, $0.5 million and $0.7 million for 2023, 2022 and 2021, respectively, and is recorded within *Selling, general and administrative expenses* in the Consolidated Statements of Operations. Deductions from the allowance for doubtful accounts, net of recoveries, were approximately $1.1 million, $0.4 million and $0.9 million for 2023, 2022 and 2021, respectively.

Changes in the allowance for credit losses for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Balance at January 1	$ 2,273	$ 2,173
Provision for expected credit loss, net of recoveries	1,808	540
Write-offs and other	(1,092)	(440)
Balance at December 31	$ 2,989	$ 2,273

Inventories

Inventories are valued at the lower of cost or market for last-in, first-out ("LIFO") inventory and lower of cost or net realizable value for first-in, first-out ("FIFO") inventory. Approximately 35 percent of our inventories are valued using the LIFO method of determining cost. All other inventories are valued at the FIFO method of determining cost.

Inventories at December 31 consist of the following:

	December 31, 2023	December 31, 2022
Finished and in-process products	$ 53,382	$ 54,991
Raw materials and supplies	37,462	38,360
	$ 90,844	$ 93,351

If the FIFO method of inventory cost valuation had been used exclusively by the Company, inventories would have been $8.6 million and $8.6 million higher than reported at December 31, 2023 and 2022, respectively. Cost of sales decreased by $0.2 million, $0.8 million and $0.1 million in 2023, 2022 and 2021, respectively, as a result of the liquidation of LIFO inventories.

(Dollars in thousands, except where otherwise indicated)

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the basis of the straight-line method over the estimated useful lives of the assets as follows:

Buildings	20 to 40 years
Machinery and equipment	3 to 10 years
Leasehold improvements	5 to 10 years

The Company’s property, plant and equipment by major asset class at December 31 consists of:

	December 31, 2023	December 31, 2022
Land	$ 6,546	$ 6,907
Buildings and leasehold improvements	63,871	60,982
Machinery and equipment	326,650	311,822
	397,067	379,711
Less allowances for depreciation and amortization	(289,134)	(278,145)
	$ 107,933	$ 101,566

Depreciation expense was $16.2 million, $15.0 million and $15.2 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Long-Lived Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of potential impairment related to assets to be held and used is based upon undiscounted future cash flows resulting from the use and ultimate disposition of the asset and related asset group. For assets held for sale, the amount of potential impairment may be based upon appraisal of the asset, estimated market value of similar assets or estimated cash flow from the disposition of the asset.

Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) were as follows:

	Foreign Currency	Defined Benefit Pension Plans	Total
Balance at January 1, 2021	$ (13,974)	$ (1,799)	$ (15,773)
Other comprehensive income (loss) before reclassifications	39	269	308
Amounts reclassified from accumulated other comprehensive income, net of tax of ($21) (1)	—	64	64
Net current-period other comprehensive income (loss)	39	333	372
Balance at December 31, 2021	(13,935)	(1,466)	(15,401)
Other comprehensive income (loss) before reclassifications	(2,475)	33	(2,442)
Amounts reclassified from accumulated other comprehensive income, net of tax of ($17) (1)	—	50	50
Net current-period other comprehensive income (loss)	(2,475)	83	(2,392)
Balance at December 31, 2022	(16,410)	(1,383)	(17,793)
Other comprehensive income (loss) before reclassifications	859	66	925
Amounts reclassified from accumulated other comprehensive income, net of tax of ($18) (1)	—	53	53
Net current-period other comprehensive income (loss)	859	119	978
Balance at December 31, 2023	$ (15,551)	$ (1,264)	$ (16,815)

(1) The accumulated other comprehensive income (loss) components related to defined benefit pension plans are included in the computation of net periodic pension cost. See Note 12, Retirement Plans for additional details.

(Dollars in thousands, except where otherwise indicated)

Stock Based Compensation

The Company has stock incentive plans that provide for the granting of stock-based compensation to employees and directors. Shares issued for option exercises, restricted stock units and performance units may be either from authorized, but unissued shares or treasury shares. For equity-classified awards, the fair value is determined on the date of the grant and not remeasured. The fair value of restricted stock units without a relative Total Shareholder Return ("rTSR") modifier are determined using the closing price of the Company's common stock on the grant date (Level 1 measurement). The fair value of performance units with a rTSR modifier is determined using a Monte Carlo simulation, which determines the probability of satisfying the market condition included in the award using market-based inputs (Level 2 measurement). For these awards, the performance-based vesting requirements determine the number of shares that ultimately vest, which can vary from 0% to 250% of target depending on the level of achievement of established performance and market criteria, where applicable. The fair value of options is determined using a binomial lattice option pricing model which uses market-based inputs (Level 2 measurement). When awards contain a required holding period after vesting, the fair value is discounted to reflect the lack of marketability. Expense for restricted stock units and stock options is recognized on a straight-line basis over the requisite service period, which is generally equivalent to the vesting term. Compensation expense for performance units is recognized over the requisite service period subject to adjustment based on the probable number of shares expected to vest under the performance condition. Forfeitures result in reversal of previously recognized expenses for unvested shares and are recognized in the period in which the forfeiture occurs.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be received or settled. Any effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period the change is enacted.

Deferred tax assets are reduced by a valuation allowance, if based on all available evidence, it is more likely than not that the deferred tax asset will not be realized. The Company evaluates the recovery of its deferred tax assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely heavily on estimates.

In the ordinary course of business, there is inherent uncertainty in quantifying certain income tax positions. The Company evaluates uncertain tax positions for all years subject to examination based upon management's evaluations of the facts, circumstances and information available at the reporting date. Income tax positions must meet a more-likely-than-not recognition threshold at the reporting date to be recognized. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Capital expenditures in the Consolidated Statement of Cash Flows excludes accrued, but unpaid, capital expenditures. Changes in the amount accrued increased (reduced) cash used for capital expenditures by $0.7 million, $(0.6) million and $(0.2) million 2023, 2022 and 2021, respectively.

Investments

In 2013, the Company invested in a joint venture to distribute tools, supplies and equipment to the Indian auto aftermarket. The Company's minority ownership interest has been accounted for under ASC 321, *Investments - Equity Securities,* as the Company cannot exercise significant influence over operating and financial policies of the joint venture. Under ASC 321, for each reporting period, a qualitative assessment is completed to evaluate whether the investment is impaired. During the fourth quarter of 2022, impairment triggers were identified and the investment in the joint venture was fully impaired, resulting in a $0.6 million pre-tax impairment loss in *Other (income) expenses* in the Consolidated Statement of Operations.

(Dollars in thousands, except where otherwise indicated)

2. Revenue Recognition

The Company's revenue by major market is as follows:

	For the Year Ended December 31, 2023			
	Material Handling	Distribution	Inter-company	Consolidated
Consumer	$ 92,380	$ —	$ —	$ 92,380
Vehicle	123,155	—	—	123,155
Food and beverage	118,063	—	—	118,063
Industrial	221,661	—	(67)	221,594
Auto aftermarket	—	257,875	—	257,875
Total net sales	$ 555,259	$ 257,875	$ (67)	$ 813,067

	For the Year Ended December 31, 2022			
	Material Handling	Distribution	Inter-company	Consolidated
Consumer	$ 113,339	$ —	$ —	$ 113,339
Vehicle	165,139	—	—	165,139
Food and beverage	125,111	—	—	125,111
Industrial	244,030	—	(38)	243,992
Auto aftermarket	—	251,966	—	251,966
Total net sales	$ 647,619	$ 251,966	$ (38)	$ 899,547

	For the Year Ended December 31, 2021			
	Material Handling	Distribution	Inter-company	Consolidated
Consumer	$ 116,707	$ —	$ —	$ 116,707
Vehicle	170,322	—	—	170,322
Food and beverage	83,817	—	—	83,817
Industrial	193,222	—	(60)	193,162
Auto aftermarket	—	197,427	—	197,427
Total net sales	$ 564,068	$ 197,427	$ (60)	$ 761,435

Revenue is recognized when obligations under the terms of a contract with customers are satisfied. In both the Distribution and Material Handling segments, this generally occurs with the transfer of control of the Company's products. This transfer of control may occur at either the time of shipment from a Company facility, or at the time of delivery to a designated customer location. Obligations under contracts with customers are typically fulfilled within 90 days of receiving a purchase order from a customer, and generally no other future obligations are required to be performed. The Company generally does not enter into contracts with customers for longer than one year. Based on the nature of the Company's products and customer contracts, no deferred revenue has been recorded with the exception of cash advances or deposits received from customers prior to transfer of control of the product. These advances are typically fulfilled within the 90 day time frame mentioned above.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring the products. Certain contracts with customers include variable consideration, such as rebates or discounts. The Company recognizes estimates of this variable consideration each period, primarily based on the most likely level of consideration to be paid to the customer under the specific terms of the underlying programs. While the Company's contracts with customers do not generally include explicit rights to return product, the Company will in practice allow returns in the normal course of business and as part of the customer relationship. Thus, the Company estimates the expected returns each period based on an analysis of historical experience. For certain businesses where physical recovery of the product from returns occurs, the Company records an estimated right to return asset from such recovery, based on the approximate cost of the product.

(Dollars in thousands, except where otherwise indicated)

Amounts included in the Consolidated Statements of Financial Position related to revenue recognition include:

	December 31, 2023	December 31, 2022	Statement of Financial Position Classification
Returns, discounts and other allowances	$ (1,200)	$ (986)	Trade accounts receivable
Right of return asset	$ 432	$ 350	Inventories, net
Customer deposits	$ (2,017)	$ (5,896)	Other current liabilities
Accrued rebates	$ (4,441)	$ (4,711)	Other current liabilities

Sales, value added, and other taxes the Company collects concurrently with revenue from customers are excluded from net sales. The Company has elected to recognize the cost for shipments to customers when control over products has transferred to the customer. Costs for shipments to customers are classified as *Selling, general and administrative expenses* for the Company's manufacturing businesses and as *Cost of sales* for the Company's distribution business in the accompanying Consolidated Statements of Operations. The Company incurred costs for shipments to customers of approximately $10.8 million, $13.1 million and $10.4 million in *Selling, general and administrative expenses* for the years ended December 31, 2023, 2022 and 2021, respectively, and $13.0 million, $10.5 million and $7.3 million in *Cost of sales* for the years ended December 31, 2023, 2022 and 2021, respectively.

Based on the short term nature of contracts described above, the Company does not incur significant contract acquisition costs. These costs, as well as other incidental items that are immaterial in the context of the contract, are recognized as expense as incurred.

3. Acquisitions

Mohawk

On May 31, 2022, the Company acquired the assets of Mohawk, a leading auto aftermarket distributor, which is included in the Distribution Segment. The Mohawk acquisition aligns with the Company's long-term objective to optimize and grow its Distribution business. Cash consideration was $27.8 million, net of $1.1 million of cash acquired. Total cash consideration also includes a $3.5 million working capital adjustment, of which $3.3 million was settled in November 2022 and $0.2 million was settled in February 2023. The Company funded the acquisition with proceeds from the Loan Agreement described in Note 10.

The acquisition of Mohawk was accounted for using the acquisition method, whereby all of the assets acquired and liabilities assumed were recognized at their fair value on the acquisition date, with any excess of the purchase price over the estimated fair value recorded as goodwill. The following table summarizes the allocation of the purchase price based on the estimated fair value of assets acquired and liabilities assumed, including measurement period adjustments and the finalized allocation of purchase price.

(Dollars in thousands, except where otherwise indicated)

	Initial Allocation of Consideration	Measurement Period Adjustments(1)	Final Allocation
Assets acquired:			
Accounts receivable	$ 10,137	$ 458	$ 10,595
Inventories	8,209	(16)	8,193
Prepaid expenses	104	—	104
Other assets - long term	30	—	30
Property, plant and equipment	1,432	(261)	1,171
Right of use asset - operating leases	1,367	—	1,367
Intangible assets	7,720	90	7,810
Goodwill	7,485	(403)	7,082
Assets acquired	$ 36,484	$ (132)	$ 36,352
Liabilities assumed:			
Accounts payable	$ 5,996	$ (191)	$ 5,805
Accrued expenses	1,414	(70)	1,344
Operating lease liability - short term	399	—	399
Operating lease liability - long term	968	—	968
Total liabilities assumed	8,777	(261)	8,516
Net acquisition cost	$ 27,707	$ 129	$ 27,836

(1) The Company's preliminary purchase price allocation changed due to additional information and further analysis.

The goodwill represents the future economic benefits arising from other assets acquired that could not be individually and separately recognized, and the Company expects that the goodwill recognized for the acquisition will be deductible for tax purposes.

The intangible assets included above consist of the following:

	Fair Value	Weighted Average Estimated Useful Life
Customer relationships	$ 5,500	12.0 years
Trade name	2,000	5.0 years
Non-competition agreements	310	5.0 years
Total amortizable intangible assets	$ 7,810	

Trilogy Plastics

On July 30, 2021, the Company acquired the assets of Trilogy, a custom rotational molder specializing in high quality parts and assemblies, which is included in the Company's Material Handling Segment. The Trilogy acquisition aligns with the Company's long-term strategic plan to transform the Company into a high-growth, customer-centric innovator of value-added engineered plastic solutions. The purchase price for the acquisition was $34.5 million, including a working capital adjustment of $0.3 million which was settled in November 2021. The Company funded the acquisition with proceeds from the Loan Agreement described in Note 10.

Elkhart Plastics

On November 10, 2020, the Company acquired the assets of Elkhart Plastics, a manufacturer of engineered products for the RV, marine, agricultural, construction, truck and other industries, which is included in the Company's Material Handling Segment. The Elkhart Plastics acquisition aligns with the Company's long-term strategic plan to transform the Company into a high-growth, customer-centric innovator of value-added engineered plastic solutions. The purchase price for the acquisition was $63.8 million, including a working capital adjustment of $1.2 million, which was settled in 2021. The Company funded the acquisition using available cash.

4. Goodwill and Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment annually and between annual tests if impairment indicators are present. Such indicators may include, but are not limited to, significant changes in economic and competitive conditions,

(Dollars in thousands, except where otherwise indicated)

the impact of the economic environment on the Company's customer base or its businesses, or a material negative change in its relationships with significant customers.

The Company's annual goodwill impairment assessment as of October 1 for all of its reporting units found no impairment in 2023, 2022 or 2021. During 2023, management performed a qualitative assessment for five of its six reporting units, with the exception of the Rotational Molding reporting unit for which a quantitative assessment was performed. Based on the five qualitative analyses, we determined that it was more-likely-than-not that the fair values of the reporting units were greater than their carrying amounts and no impairment was indicated. Based on the quantitative analysis of the Rotational Molding reporting unit, the estimated fair value of the reporting unit was in excess of its carrying value and no impairment was identified.

The fair value of the Company's Rotational Molding reporting unit in accordance with the goodwill impairment test was determined using the income and/or market approaches. The income approach employs the discounted cash flow method reflecting projected cash flows expected to be generated by market participants and then adjusted for time value of money factors and requires management to make significant estimates and assumptions related to forecasts of future revenues, earnings before interest, taxes, depreciation, and amortization (EBITDA), and discount rates. The market approach utilizes an analysis of comparable publicly traded companies and requires management to make significant estimates and assumptions related to the forecasts of future revenues, EBITDA, and multiples that are applied to management's forecasted revenues and EBITDA estimates.

The techniques used in the Company's impairment test have incorporated a number of assumptions that the Company believes to be reasonable and to reflect known market conditions at the measurement date. The variables and assumptions used, all of which are Level 3 fair value inputs, include the projections of future revenues and expenses, working capital, terminal values, discount rates and long term growth rates. The estimate of the fair values of these reporting units, and the related goodwill, could change over time based on a variety of factors, including the aggregate market value of the Company's common stock, actual operating performance of the underlying businesses or the impact of future events on the cost of capital and the related discount rates used.

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 were as follows:

	Distribution	Material Handling	Total
January 1, 2022	$ 7,648	$ 81,130	$ 88,778
Acquisition	7,485	—	7,485
Purchase accounting adjustment	(403)	—	(403)
Foreign currency translation	—	(703)	(703)
December 31, 2022	$ 14,730	$ 80,427	$ 95,157
Foreign currency translation	—	235	235
December 31, 2023	$ 14,730	$ 80,662	$ 95,392

Intangible assets were established in connection with acquisitions. These intangible assets, other than goodwill and certain indefinite lived trade names, are amortized over their estimated useful lives. The Company performed a quantitative annual impairment assessment for the indefinite lived trade names as of October 1, 2023, 2022 and 2021. In performing these assessments, the Company determined the estimated fair value of the trade name exceeded the carrying value and accordingly, no impairment was indicated. An impairment charge would be recorded if the carrying value of the trade name exceeds the estimated fair value at the date of assessment. Refer to Note 3 for the intangible assets acquired through the Mohawk acquisition during 2022.

(Dollars in thousands, except where otherwise indicated)

Intangible assets at December 31, 2023 and 2022 consisted of the following:

		2023			2022		
	Weighted Average Remaining Useful Life (years)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trade names - indefinite lived		$ 9,782	$ —	$ 9,782	$ 9,782	$ —	$ 9,782
Trade names	6.0	10,267	(3,417)	6,850	10,267	(2,142)	8,125
Customer relationships	12.0	75,505	(48,790)	26,715	75,110	(45,621)	29,489
Technology	0.6	24,980	(23,713)	1,267	24,980	(21,441)	3,539
Non-competition agreements	1.7	1,510	(995)	515	1,510	(693)	817
Patents	—	11,730	(11,730)	—	11,730	(11,730)	—
		$ 133,774	$ (88,645)	$ 45,129	$ 133,379	$ (81,627)	$ 51,752

Intangible amortization expense was $6.6 million, $6.2 million and $5.2 million in 2023, 2022 and 2021, respectively. Estimated annual amortization expense for intangible assets with finite lives for the next five years is: $5.4 million in 2024; $3.9 million in 2025; $3.2 million in 2026; $2.9 million in 2027 and $2.7 million in 2028.

5. Net Income Per Common Share

Net income per common share, as shown on the accompanying Consolidated Statements of Operations, is determined on the basis of the weighted average number of common shares outstanding during the periods as follows:

	For the Year Ended December 31,		
	2023	2022	2021
Weighted average common shares outstanding basic	36,744,560	36,411,389	36,138,571
Dilutive effect of stock options and restricted stock	351,008	379,450	220,398
Weighted average common shares outstanding diluted	37,095,568	36,790,839	36,358,969

The dilutive effect of stock options and restricted stock was computed using the treasury stock method. Options to purchase 101,406, 114,540 and 26,814 shares of common stock that were outstanding at December 31, 2023, 2022 and 2021, respectively, were not included in the computation of diluted earnings per share as the exercise prices of these options was greater than the average market price of common shares and were therefore anti-dilutive.

6. Restructuring

Ameri-Kart Plan

In March 2019, the Company committed to implementing a restructuring plan involving its Ameri-Kart Corp. subsidiary ("Ameri-Kart"), a rotational molding business within the Material Handling Segment. The Company is consolidating certain manufacturing operations into a new facility in Bristol, Indiana (the "Ameri-Kart Plan"). In December 2019, as amended in March 2021, Ameri-Kart entered into a lease agreement for a newly constructed manufacturing and distribution facility in Bristol, Indiana. The building became substantially complete in March 2021 as defined in the lease agreement, and the 15-year finance lease of the new Bristol facility commenced. In connection with the lease agreement, Ameri-Kart agreed to sell its original Bristol facility and lease it back for a period of 5 years. During the second quarter of 2021, the sale of the original facility for net proceeds of $2.8 million was completed, which resulted in a gain of $1.0 million, and the lease back commenced. The new Bristol facility is in service and the original facility has been closed. Remaining costs to complete this consolidation are expected to be approximately $2.2 million to be incurred through 2026 related to remaining lease and maintenance costs for the idled facility.

The Company incurred $1.0 million of restructuring charges during the year ended December 31, 2023, which were recorded within both *Cost of sales* and *Selling, general and administrative.* The Company also incurred $0.7 million of restructuring charges during the year ended December 31, 2022, which were recorded within *Cost of sales* and $0.3 million related to loss on disposal of fixed assets during the year ended December 31, 2022. No restructuring charges were accrued at December 31, 2023 and December 31, 2022. The Company incurred $0.9 million of restructuring charges classified as *Cost of sales* during the year ended December 31, 2021, including $0.1 million of non-cash inventory write-offs.

(Dollars in thousands, except where otherwise indicated)

Other Initiatives

Severance charges from other restructuring initiatives to reduce and streamline overhead costs during the year ended December 31, 2023 totaled $1.5 million, which were recorded within *Selling, general and administrative.* No restructuring charges were accrued at December 31, 2023 and remaining costs associated with these other restructuring initiatives are not expected to be meaningful.

7. Other Liabilities

The balance of *Other current liabilities* is comprised of the following:

	December 31, 2023	December 31, 2022
Customer deposits and accrued rebates	$ 6,458	$ 10,607
Dividends payable	5,900	5,722
Accrued litigation, claims and professional fees	2,868	596
Current portion of environmental reserves	8,205	3,284
Other accrued expenses	5,041	6,171
	$ 28,472	$ 26,380

The balance of *Other liabilities* (long-term) is comprised of the following:

	December 31, 2023	December 31, 2022
Environmental reserves	$ 9,357	$ 13,078
Supplemental executive retirement plan liability	548	824
Pension liability	135	184
Other long-term liabilities	2,068	1,184
	$ 12,108	$ 15,270

8. Stock Compensation

The Company's Amended and Restated 2017 Incentive Stock Plan (the "2017 Plan") authorizes the Compensation and Management Development Committee of the Board of Directors ("Compensation Committee") to issue up to 5,126,950 shares of various stock awards including stock options, performance stock units, restricted stock units and other forms of equity-based awards to key employees and directors. No new awards were permitted to be issued under the 2017 Plan after April 29, 2021. Options granted and outstanding vest over the requisite service period and expire ten years from the date of grant.

The Company's 2021 Long-Term Incentive Plan (the "2021 Plan") was adopted by the Board of Directors on March 4, 2021, amended by the Board of Directors on April 20, 2021, and approved by shareholders in the annual shareholder meeting on April 29, 2021. The 2021 Plan authorizes the Compensation Committee to issue up to 2,000,000 additional various stock awards including stock options, performance stock units, restricted stock units and other forms of equity-based awards.

Stock compensation expense was approximately $6.7 million, $7.4 million and $3.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are included in *Selling, general and administrative expenses*. Total unrecognized compensation cost related to non-vested share-based compensation arrangements at December 31, 2023 was approximately $7.4 million, which will be recognized over the next three years, as such compensation is earned.

There were no options granted in 2023, 2022 and 2021. Options exercised in 2023, 2022 and 2021 were as follows:

Year	Options Exercised	Exercised Price
2023	62,551	$11.62 to $18.69
2022	83,102	$12.96 to $21.30
2021	192,504	$11.62 to $21.30

(Dollars in thousands, except where otherwise indicated)

In addition, options totaling 43,729, 588 and 30,094 expired or were forfeited during the years ended December 31, 2023, 2022 and 2021, respectively.

Options outstanding and exercisable at December 31, 2023, 2022 and 2021 were as follows:

Year	Outstanding	Range of Exercise Prices	Exercisable	Weighted Average Exercise Price
2023	118,602	$11.62 to $21.30	118,602	$ 20.35
2022	224,882	$11.62 to $21.30	224,882	$ 18.82
2021	308,572	$11.62 to $21.30	297,295	$ 18.64

The following table provides a summary of stock option activity for the period ended December 31, 2023:

	Shares	Average Exercise Price	Weighted Average Life (in Years)
Outstanding at December 31, 2022	224,882	$ 18.82	
Options granted	—	—	
Options exercised	(62,551)	16.99	
Canceled or forfeited	(43,729)	17.30	
Expired	—	—	
Outstanding at December 31, 2023	118,602	20.35	1.03
Exercisable at December 31, 2023	118,602	$ 20.35	1.03

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The intrinsic value of stock options exercised in 2023, 2022 and 2021 was $0.4 million, $0.3 million and $1.0 million, respectively. There is no intrinsic value of stock options outstanding at December 31, 2023 as the closing stock price at the end of 2023 was below the weighted average exercise price of stock options outstanding at December 31, 2023.

The following table provides a summary of restricted stock units, including performance-based restricted stock units, and restricted stock activity for the year ended December 31, 2023:

	Shares	Average Grant-Date Fair Value
Unvested shares at December 31, 2022	705,734	
Granted	503,327	$ 19.79
Vested	(293,153)	$ 14.57
Canceled or forfeited	(70,197)	$ 19.93
Unvested shares at December 31, 2023	845,711	

Restricted stock units are rights to receive shares of common stock, subject to forfeiture and other restrictions, which vest over a one or three year period. Restricted stock units are considered to be non-vested shares under the accounting guidance for share-based payment and are not reflected as issued and outstanding shares until the restrictions lapse. At that time, the shares are released to the grantee and the Company records the issuance of the shares. At December 31, 2023, restricted stock awards had vesting periods through December 2026. Included in the December 31, 2023 unvested shares are 504,871 performance-based restricted stock units.

9. Contingencies

The Company is a defendant in various lawsuits and a party to various other legal proceedings arising in the ordinary course of business, some of which are covered in whole or in part by insurance. When a loss arising from these matters is probable and can reasonably be estimated, the most likely amount of the estimated probable loss is recorded, or if a range of probable loss can be estimated and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, if necessary.

Based on current available information, management believes that the ultimate outcome of these matters, including those described below, will not have a material adverse effect on our financial position, cash flows or overall trends in our results of operations. However, these matters are subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the financial position and results of operations of the period in which the ruling occurs, or in future periods.

<u>New Idria Mercury Mine</u>

In September 2015, the U.S. Environmental Protection Agency ("EPA") informed a subsidiary of the Company, Buckhorn, Inc. ("Buckhorn") via a notice letter and related documents (the "Notice Letter") that it considers Buckhorn to be a potentially responsible party ("PRP") in connection with the New Idria Mercury Mine site ("New Idria Mine"). New Idria Mining & Chemical Company ("NIMCC"), which owned and/or operated the New Idria Mine through 1976, was merged into Buckhorn Metal Products Inc. in 1981, which was subsequently acquired by Myers Industries, Inc. in 1987. As a result of the EPA Notice Letter, Buckhorn and the Company engaged in negotiations with the EPA with respect to a draft Administrative Order of Consent ("AOC") proposed by the EPA for the Remedial Investigation/Feasibility Study ("RI/FS") to determine the extent of remediation necessary and the screening of alternatives. Buckhorn and the EPA finalized the AOC and related Statement of Work ("SOW") with regards to the New Idria Mine, effective as of November 27, 2018, the date that it was executed by the EPA. The AOC requires a $2 million letter of credit to be provided for the duration of the RI/FS as assurance of Buckhorn's performance obligations.

All reasonably estimable costs related to the environmental remediation are accrued. These costs are comprised primarily of estimates to perform the RI/FS, negotiation of the AOC, identification of possible other PRPs, EPA oversight fees, past cost claims made by the EPA, periodic monitoring, and responses to demands issued by the EPA under the AOC. It is possible that adjustments to the aforementioned reserves will be necessary as new information is obtained, including after finalization and EPA approval of the work plan for the RI/FS. Estimates of Buckhorn's liability are based on current facts, laws, regulations and technology. Estimates of Buckhorn's environmental liabilities are further subject to uncertainties regarding the nature and extent of site contamination, the range of remediation alternatives available, evolving remediation standards, imprecise engineering evaluation and cost estimates, the extent of remedial actions that may be required, the extent of oversight by the EPA and the number and financial condition of other PRPs that may be named, as well as the extent of their responsibility for the remediation. Beginning in late 2021 and continuing through the current period, Buckhorn and the EPA continue to actively discuss the scope of the activities in the work plan for the RI/FS, resulting in changes to the estimated costs to perform the RI/FS work plan from time to time. Cost estimates will continue to be refined as the work plans for the RI/FS and the ultimate remediation are finalized and as the activities are performed over a period expected to last several years.

In the fourth quarter of 2022, Buckhorn reached an agreement with respect to certain insurance coverage related to defense costs, which is expected to apply to a substantial portion of the estimated RI/FS costs. Recovery of accrued costs are recorded as a receivable to the extent such recovery is determined to be probable under this agreement. Estimates of cost recoveries will continue to be refined as the RI/FS work plan is finalized and the activities are performed over a period expected to last several years. Buckhorn may also have opportunity for cost recovery under other insurance policies.

(Dollars in thousands, except where otherwise indicated)

Since October 2011, when the New Idria Mine was added to the Superfund National Priorities List by the EPA, Buckhorn has recognized $22.0 million of cumulative charges, made cumulative payments of $10.8 million and received insurance recoveries of $4.0 million through December 31, 2023. For the years ended December 31, 2023, 2022 and 2021, the following activity was recorded in connection with the New Idria Mercury Mine:

	For the Year Ended December 31,		
	2023	2022	2021
Beginning reserve balance	$ 11,855	$ 8,213	$ 7,186
Changes in estimated environmental liability	6,500	4,400	700
Payments made[1] [4]	(5,173)	(758)	327
Ending reserve balance[2]	$ 13,182	$ 11,855	$ 8,213
Beginning receivable balance	$ 6,000	$ —	$ —
Changes in estimated insurance recovery	3,300	6,000	—
Insurance recovery reimbursements	(2,055)	—	—
Ending receivable balance[3]	$ 7,245	$ 6,000	$ —

(1) Payments made in the years ended December 31, 2022 and December 31, 2021 were offset by insurance refunds of $0.8 million and $0.7 million, respectively. In the fourth quarter of 2022, Buckhorn reached an agreement with respect to certain insurance coverage related to defense costs for which recovery of accrued costs are recorded as a receivable to the extent such recovery is determined to be probable under this agreement.
(2) As of December 31, 2023, Buckhorn has a total ending reserve balance of $13.2 million related to the New Idria Mine, of which $7.9 million is classified in *Other current liabilities* and $5.3 million in *Other liabilities* (long-term).
(3) As of December 31, 2023, Buckhorn has a total receivable balance related to the probable insurance recovery of $7.2 million, of which $3.6 million is classified in *Other accounts receivable* and $3.6 million is classified in *Other* (long-term).
(4) Payments made for the year ended December 31, 2023 include a $1.9 million payment related to a settlement agreement with the EPA to resolve the past costs claim, which Buckhorn paid in the first quarter of 2023.

Given the circumstances referred to above, including the fact that the final remediation strategy has not yet been determined, Buckhorn has not accrued for remediation costs in connection with this site as it is unable to estimate the range of a reasonably possible liability for remediation costs.

<u>New Almaden Mine</u>

A number of parties, including the Company and its subsidiary, Buckhorn (as successor to NIMCC), were alleged by trustee agencies of the United States and the State of California to be responsible for natural resource damages due to environmental contamination of areas comprising the historical New Almaden mercury mines located in the Guadalupe River Watershed region in Santa Clara County, California ("County"). In 2005, Buckhorn and the Company, without admitting liability or chain of ownership of NIMCC, resolved the trustees' claim against them through a consent decree that required them to contribute financially to the implementation by the County of an environmentally beneficial project within the impacted area. Buckhorn and the Company negotiated an agreement with the County ("Cost Sharing Agreement"), whereby Buckhorn and the Company agreed to reimburse one-half of the County's costs of implementing the project. A detailed estimate was received from the County in 2016, and estimated costs for implementing the project to range between $3.3 million and $4.4 million. In 2022, the County informed the Company that it may begin implementation of the project in 2023 and that costs were expected to be higher. In January 2023, the County informed Buckhorn that the project will commence in 2023 and that it had accepted a bid to complete the project for approximately $9.0 million. The Company and Buckhorn intend to vigorously challenge, under the terms of the Cost Sharing Agreement, their responsibility to share in the entirety of the project cost increases. In the year ended December 31, 2022, expense of $3.0 million was recorded in *Selling, general and administrative expenses* based on the updated information received from the County. No additional costs were incurred related to New Almaden in the year ended December 31, 2023 and payments of $0.1 million were made for the year ended December 31, 2023. No costs were incurred related to New Almaden in the year ended December 31, 2021. As of December 31, 2023, Buckhorn has a total reserve of $4.4 million related to the New Almaden Mine, of which $0.3 million is classified in *Other current liabilities* and $4.1 million is classified in *Other liabilities* (long-term) on the Consolidated Statements of Financial Position.

As work on the project occurs and dispute resolution proceeds, it is possible that adjustments to the aforementioned reserves will be necessary to reflect new information. In addition, the Company may have claims against and defenses to claims by the County under the 2005 agreement that could reduce or offset its obligation for reimbursement of some of these potential additional costs. With the assistance of environmental consultants, the Company will closely monitor this matter and will continue to assess its reserves as additional information becomes available.

(Dollars in thousands, except where otherwise indicated)

No Spill Matter

On December 11, 2018, No Spill Inc. ("No Spill") filed suit against Scepter Manufacturing LLC in the United States District Court for the District of Kansas asserting infringement of two patents, breach of contract, and trade dress claims in relation to plastic gasoline containers Scepter manufactures and sells in the United States. Scepter Canada, Inc. was later added in a second amended complaint. On January 6, 2022, the District Court bifurcated the patent infringement and invalidity issues from the antitrust and other issues in the case. The trial on patent infringement and invalidity was held in early March 2023, resulting in a unanimous jury verdict on March 14, 2023 in favor of the defendant Scepter entities on each of the alleged claims of infringement. On April 24, 2023, the Court issued an Order dismissing all remaining claims in the case with prejudice and entered final Judgment of the jury verdict in favor of Scepter. On April 24, 2023, the parties dismissed the remaining claims and phase two of the bifurcated trial will not proceed.

Both parties filed post-trial motions with the District Court to preserve the issues for appeal. The District Court denied No Spill's motion for judgment as a matter of law and for a new trial. No Spill did not file an appeal. The underlying case is now concluded.

To date, Scepter has incurred $13.3 million of defense costs in this matter, of which $3.6 million, $3.1 million and $3.2 million were incurred for the years ended December 31, 2023, 2022 and 2021, respectively. In the fourth quarter of 2023, the Company reached a settlement agreement with one of its insurers, with respect to certain insurance coverage related to defense costs for $10 million, which was recorded as a reduction to legal costs within *Selling, general and administrative expenses* for the year ended December 31, 2023. As of December 31, 2023, Scepter has received insurance recoveries of $3.2 million and has established a receivable related to the remaining expected insurance recovery of these costs of $6.8 million, which is classified in *Other accounts receivable* on the Consolidated Statements of Financial Position. The remaining receivable of $6.8 million was received in February 2024.

Other Matters

On February 14, 2023, a lawsuit was filed by Nan Morgan McCartney in the Circuit Court of Escambia County, Florida against the Company, Scepter US Holding Company, Scepter Manufacturing, LLC, Scepter Canada Inc., Walmart Inc., and Wal-Mart Stores East, LP. The complaint seeks compensatory damages and court costs for harm caused to Ms. McCartney allegedly arising from use of a 5-gallon portable fuel container manufactured by a Scepter company and alleges amounts in controversy in excess of $30 thousand exclusive of costs. The case has been removed to the Northern District of Florida, Pensacola Division. The Myers' defendants filed their Answer to the Complaint on April 25, 2023. On May 19, 2023 the Court filed a Final Scheduling Order. Defendants have served written discovery on Plaintiff. Plaintiff was deposed on September 6, 2023. We are scheduling depositions for other fact witnesses. No other proceedings have occurred in this litigation matter as of the date of this filing and the Company cannot assess with any meaningful probability the outcome or the potential damages. The Company has maintained insurance policies, which it believes may cover a substantial portion of the defense costs incurred in this matter.

10. Long-Term Debt and Loan Agreements

Long-term debt at December 31, 2023 and 2022 consisted of the following:

	December 31, 2023	December 31, 2022
Loan Agreement	$ 20,000	$ 56,000
5.25% Senior Unsecured Notes due January 15, 2024	11,000	11,000
5.30% Senior Unsecured Notes due January 15, 2024	15,000	15,000
5.45% Senior Unsecured Notes due January 15, 2026	12,000	12,000
	58,000	94,000
Less unamortized deferred financing costs	13	38
	57,987	93,962
Less current portion long-term debt	25,998	—
Long-term debt	$ 31,989	$ 93,962

See Note 15, Subsequent Events, for information regarding refinancing and repayment activity that occurred after December 31, 2023

On September 29, 2022, the Company entered into a Seventh Amended and Restated Loan Agreement (the “Seventh Amendment”), which amended the Sixth Amended and Restated Loan Agreement (the "Sixth Amendment"), dated March 12, 2021. The Seventh Amendment, among other things, extended the maturity date to September 2027 from March 2024. The Seventh Amendment did not change the senior revolving credit facility's $250 million borrowing limit, which includes a letter of credit subfacility and swingline subfacility, or the outstanding letters of credit. In connection with the Seventh Amendment, the Company incurred $0.9 million of deferred financing fees, which are included in *Other Assets* (long-term). Together with unamortized fees from the Sixth Amendment

(Dollars in thousands, except where otherwise indicated)

remaining deferred financing fees under the Company's Loan Agreement were $1.1 million and $1.4 million as of December 31, 2023 and December 31, 2022, respectively, which will be amortized to *Interest expense* over the term of the Loan Agreement (defined below).

In March 2021, the Company entered into the Sixth Amendment, which amended the Fifth Amended and Restated Loan Agreement (collectively with the Sixth and Seventh Amendments, the "Loan Agreement") dated March 2017. The Sixth Amendment increased the senior revolving credit facility's borrowing limit to $250 million from $200 million, extended the maturity date to March 2024 from March 2022, and increased flexibility of the financial and other covenants and provisions. Amounts borrowed under the credit facility are secured by pledges of stock of certain of the Company's foreign subsidiaries and guaranties of certain of its domestic subsidiaries. In connection with the Sixth Amendment, the Company incurred $1.1 million of deferred financing fees, which are included in *Other Assets* (long-term) and being amortized to *Interest expense* over the term of the Loan Agreement.

As of December 31, 2023, the Company had $224.3 million available under the Loan Agreement, which is available for the ongoing working capital requirements of the Company and its subsidiaries and for general corporate purposes. The Company had $5.7 million of letters of credit issued related to insurance and other contracts requiring financial assurance in the ordinary course of business. Borrowings under the Loan Agreement bear interest at the Term SOFR, RFR, EURIBOR and CDOR-based borrowing rates. Amounts borrowed under the credit facility are secured by pledges of stock of certain of the Company's foreign subsidiaries and guaranties of certain of its domestic subsidiaries.

The Company also holds Senior Unsecured Notes ("Notes") which range in face values from $11.0 million to $15.0 million, with interest rates ranging from 5.25% to 5.45%, payable semiannually, and maturing between January 2024 and January 2026. At December 31, 2023, $38.0 million of the Notes were outstanding. The $11.0 million note and $15.0 million note of these Senior Unsecured Notes matured and on January 12, 2024 the Company repaid these notes using cash on hand and borrowings under the Loan Agreement. The remaining $12.0 million of the Senior Unsecured Notes mature on January 15, 2026.

Amortization expense of the deferred financing costs was $0.3 million, $0.4 million, and $0.5 million for the years ended December 31, 2023, 2022 and 2021, respectively, and is included in *Interest expense*.

The weighted average interest rate on borrowings under the Company's long-term debt was 6.86% for 2023, 4.87% for 2022, and 4.56% for 2021, which includes a quarterly facility fee on the used and unused portion, as well as amortization of deferred financing costs.

As of December 31, 2023, the Company was in compliance with all of its debt covenants associated with its Loan Agreement and Notes. The most restrictive financial covenants for all of the Company's debt are an interest coverage ratio (defined as earnings before interest, taxes, depreciation and amortization, as adjusted, divided by interest expense) and a leverage ratio (defined as total debt divided by earnings before interest, taxes, depreciation and amortization, as adjusted). The ratios as of December 31, 2023 are shown in the following table:

	Required Level	Actual Level
Interest Coverage Ratio	3.00 to 1 (minimum)	16.17
Leverage Ratio	3.25 to 1 (maximum)	0.70

11. Income Taxes

The effective tax rate from continuing operations was 26.0%, 22.9% and 25.6% in 2023, 2022 and 2021, respectively. A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows:

	Percent of Income before Income Taxes		
	2023	2022	2021
Statutory federal income tax rate	21.0%	21.0%	21.0%
State income taxes - net of federal tax benefit	2.8	2.0	3.1
Foreign tax rate differential	1.5	0.6	1.3
Non-deductible expenses	0.4	0.4	0.4
Tax carryforward expiration	—	2.5	—
Changes in unrecognized tax benefits	—	(1.0)	—
Valuation allowances	—	(2.3)	—
Other	0.3	(0.3)	(0.2)
Effective tax rate for the year	26.0%	22.9%	25.6%

(Dollars in thousands, except where otherwise indicated)

Income before income taxes was attributable to the following sources:

	2023	2022	2021
United States	$ 55,553	$ 66,646	$ 36,203
Foreign	10,503	11,564	8,890
Totals	$ 66,056	$ 78,210	$ 45,093

Income tax expense consisted of the following:

	Year ended December 31,		
	2023	2022	2021
Current:			
Federal	$ 11,296	$ 11,583	$ 4,901
State and local	2,237	1,739	1,439
Foreign	2,617	2,549	2,389
Total current provision	16,150	15,871	8,729
Deferred:			
Federal	617	1,675	2,534
State and local	62	230	345
Foreign	360	167	(53)
Total deferred provision	1,039	2,072	2,826
Provision for income taxes	$ 17,189	$ 17,943	$ 11,555

During 2018, the Company recorded a provision and related deferred tax liability of $0.6 million related primarily to the earnings of the Company's subsidiary in Guatemala, which were deemed by management to no longer be permanently reinvested. The earnings and profits for all foreign subsidiaries had been previously included in the calculation of the one-time deemed repatriation transition tax, and thus, should there be a repatriation of earnings from any other foreign subsidiaries in future periods, the Company expects to be subject to only foreign withholding tax. Management does not currently anticipate a repatriation of earnings from any other foreign subsidiaries, except as provided above, as these earnings are deemed to be permanently reinvested.

(Dollars in thousands, except where otherwise indicated)

Significant components of the Company's deferred taxes as of December 31, 2023 and 2022 are as follows:

	2023	2022
Deferred income tax assets		
Compensation accruals	$ 2,487	$ 2,449
Inventory valuation	2,515	1,553
Allowance for uncollectible accounts	672	510
Non-deductible accruals	4,040	4,137
Operating lease liability	6,025	5,932
Finance lease liability	1,934	1,981
Other deductible non-goodwill intangibles	5,473	5,369
State deferred taxes	—	32
Capital loss carryforwards	127	127
Net operating loss carryforwards	73	21
	23,346	22,111
Valuation allowance	(127)	(127)
	23,219	21,984
Deferred income tax liabilities		
Property, plant and equipment	12,208	10,508
Goodwill and indefinite-lived intangibles	10,254	9,438
Right of use asset - operating leases	5,878	5,832
Finance lease assets	1,820	1,906
State deferred taxes	18	—
Other	1,492	1,679
	31,670	29,363
Net deferred income tax liability	$ (8,451)	$ (7,379)

In 2022, the Company impaired its investment in a joint venture, as described in Note 1, incurring a capital loss for which a deferred tax asset of $0.1 million was recorded. As of December 31, 2022 a valuation allowance of $0.1 million was recorded against this capital loss deferred tax asset, as the recovery is not more likely than not.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	2023	2022	2021
Balance at January 1	$ —	$ 774	$ 774
Increases related to previous year tax positions	—	—	—
Reductions due to lapse of applicable statute of limitations	—	(774)	—
Balance at December 31	$ —	$ —	$ 774

The total amount of gross unrecognized tax benefits that would reduce the Company's effective tax rate was $0.0 million, $0.0 million and $0.8 million at December 31, 2023, 2022 and 2021, respectively.

The Company and its subsidiaries file U.S. Federal, state and local, and non-U.S. income tax returns. As of December 31, 2023, the Company is no longer subject to U.S. Federal examinations by tax authorities for tax years before 2020. In addition, the Company is subject to non-U.S. income tax examinations for tax years of 2018 through 2022.

12. Retirement Plans

The Company and certain of its subsidiaries have pension and profit sharing plans covering substantially all of their employees. The Company's defined benefit pension plan, *The Pension Agreement between Akro-Mils and United Steelworkers of America Local No. 1761-02*, (the "Plan") provides benefits primarily based upon a fixed amount for each year of service. The Plan was frozen in 2007, and no benefits for service have accumulated after this date.

(Dollars in thousands, except where otherwise indicated)

Net periodic pension cost of the Plan for the years ended December 31, 2023, 2022 and 2021 was as follows:

	For the Year Ended December 31,		
	2023	2022	2021
Interest cost	$ 233	$ 162	$ 151
Expected return on assets	(144)	(156)	(193)
Amortization of net loss	70	67	85
Net periodic pension cost	$ 159	$ 73	$ 43

The reconciliation of changes in the Plan's projected benefit obligations and assets are as follows:

	December 31,	
	2023	2022
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 4,783	$ 6,298
Interest cost	233	162
Actuarial (gain) loss	84	(1,347)
Benefits paid	(334)	(330)
Projected benefit obligation at end of year	$ 4,766	$ 4,783
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 4,599	$ 5,877
Actual return on plan assets	316	(1,148)
Company contributions	50	200
Benefits paid	(334)	(330)
Fair value of plan assets at end of year	$ 4,631	$ 4,599
Funded status	$ (135)	$ (184)

The Plan's funded status shown above is included in *Other liabilities* (long term) in the Company's Consolidated Statements of Financial Position at December 31, 2023 and 2022. The Company is not required to make contributions in 2024. In 2024 the Company began the process to terminate the Plan and does not plan to make voluntary contributions other than as required in the termination process. Because the Plan has been frozen, the accumulated benefit obligation is equal to the projected benefit obligation. The actuarial loss incurred during the year ended December 31, 2023 was due to a decrease in the discount rate whereas the actuarial gain incurred during the year ended December 31, 2022 was due to an increase in the discount rate for benefit obligations.

The assumptions used to determine the Plan's net periodic benefit cost and benefit obligations are as follows:

	December 31,		
	2023	2022	2021
Discount rate for net periodic pension cost	5.05%	2.65%	2.30%
Discount rate for benefit obligations	4.85%	5.05%	2.65%
Expected long-term return of plan assets	5.25%	4.50%	5.25%

The expected long-term rate of return is based on the long-term expected returns for the investment mix consistent with the Plan's current asset allocation and investment policy. The Plan's asset allocation and investment policy increases the allocation of fixed income investments that are managed to match the duration of the underlying pension liability as the funding status improves. The assumed discount rates represent long-term high-quality corporate bond rates commensurate with the liability duration of the Plan.

The fair value of Plan assets at December 31, 2023 and 2022 consist of mutual funds valued at $0.5 million and $1.0 million, respectively, and pooled separate accounts valued at $4.1 million and $3.6 million. Fair values of all Plan assets are categorized as Level 1. Mutual fund values are determined based on period end, closing quoted prices in active markets. The pooled separate accounts are measured at net asset value, which is made readily available to investors. Each of the pooled separate accounts invest in multiple fixed securities and provide for daily redemptions by the plan with no advance notice requirements and have redemption prices that are also determined by the fund's net asset value per unit with no redemption fees.

(Dollars in thousands, except where otherwise indicated)

The weighted average asset allocations for the Plan at December 31, 2023 and 2022 were as follows:

	December 31,	
	2023	2022
U.S. equities securities	11%	22%
U.S. debt securities	89%	78%
	100%	100%

Benefit payments projected for the Plan are as follows:

2024	$ 370
2025	370
2026	370
2027	370
2028	360
2029-2033	1,770

The Company maintains defined contribution plans for its U.S.-based employees, who are not covered under defined benefit plans and have met eligibility service requirements. The Company recognized expense related to the 401(k) employer matching contribution in the amount of, $4.5 million, $4.2 million and $3.4 million in 2023, 2022 and 2021, respectively.

In addition, the Company has a Supplemental Executive Retirement Plan ("SERP") to provide certain former senior executives with retirement benefits in addition to amounts payable under the 401(k) plan. Net expense (benefit) related to the SERP was not meaningful for the years ended December 2023, 2022 and 2021, respectively. The SERP liability was based on the discounted present value of expected future benefit payments using a discount rate of 4.9% at December 31, 2023 and 5.1% at December 31, 2022. The SERP liability was approximately $0.9 million and $1.2 million at December 31, 2023 and 2022, respectively, and is included in *Accrued employee compensation* and *other liabilities* (long term) on the accompanying Consolidated Statements of Financial Position. The SERP is unfunded.

13. Leases

The Company determines if an arrangement is a lease at inception. The Company has leases for manufacturing facilities, distribution centers, warehouses, office space and equipment, with remaining lease terms of one to twelve years. Certain of these leases include options to extend the lease for up to five years, and some include options to terminate the lease early. Leases with an initial term of 12 months or less are not recorded on the Consolidated Statements of Financial Position; the Company recognizes lease expense for these short-term leases on a straight-line basis over the lease term. Operating leases with an initial term greater than 12 months are included in *Right of use asset – operating leases* ("ROU assets"), *Operating lease liability – short term*, and *Operating lease liability – long term* and finance leases are included in *Property, plant and equipment*, *Finance lease liability – short term*, and *Finance lease liability – long term* in the Consolidated Statements of Financial Position.

The ROU assets represent the right to use an underlying asset for the lease term and the lease liabilities represent the obligation to make lease payments. ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. When leases do not provide an implicit rate, the Company's incremental borrowing rate is used, which is then applied at the portfolio level, based on the information available at commencement date in determining the present value of lease payments. The Company has also elected not to separate lease and non-lease components. The lease terms include options to extend or terminate the lease when it is reasonably certain the option will be exercised. Lease expense is recognized on a straight-line basis over the lease term.

(Dollars in thousands, except where otherwise indicated)

Amounts included in the Consolidated Statements of Financial Position related to leases were:

	Classification	December 31, 2023	December 31, 2022
Assets:			
Operating lease assets	Right of use asset - operating leases	$ 27,989	$ 28,908
Finance lease assets	Property, plant and equipment, net	8,668	9,075
Total lease assets		$ 36,657	$ 37,983
Liabilities:			
Current	Operating lease liability - short-term	$ 5,943	$ 6,177
Long-term	Operating lease liability - long-term	22,352	22,786
Total operating lease liabilities		28,295	28,963
Current	Finance lease liability - short-term	593	518
Long-term	Finance lease liability - long-term	8,615	8,919
Total finance lease liabilities		9,208	9,437
Total lease liabilities		$ 37,503	$ 38,400

The components of lease expense include:

Lease Cost	Classification	For the Year Ended December 31, 2023	2022	2021
Operating lease cost [(1)]	Cost of sales	$ 6,193	$ 5,673	$ 5,095
Operating lease cost [(1)]	Selling, general and administrative expenses	3,354	2,884	2,328
Finance lease cost				
Amortization expense	Cost of sales	720	689	574
Interest expense on lease liabilities	Interest expense, net	337	340	298
Total lease cost		$ 10,604	$ 9,586	$ 8,295

(1) Includes short-term leases and variable lease costs, which are immaterial

Supplemental cash flow information related to leases was as follows:

Supplemental Cash Flow Information	For the Year Ended December 31, 2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 7,580	$ 6,941	$ 5,952
Operating cash flows from finance leases	$ 337	$ 340	$ 298
Financing cash flows from finance leases	$ 542	$ 500	$ 402
Right-of-use assets obtained in exchange for new lease liabilities:			
Operating leases	$ 6,143	$ 4,371	$ 7,438
Finance leases	$ 313	$ —	$ 10,339

Lease Term and Discount Rate	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years):		
Operating leases	5.67	6.44
Finance leases	11.99	13.17
Weighted-average discount rate:		
Operating leases	4.7%	3.6%
Finance leases	3.7%	3.5%

(Dollars in thousands, except where otherwise indicated)

Maturity of Lease Liabilities - As of December 31, 2023	Operating Leases	Finance Leases	Total
2024	$ 7,117	$ 920	$ 8,037
2025	6,163	924	7,087
2026	5,221	924	6,145
2027	4,388	945	5,333
2028	3,398	950	4,348
After 2028	5,749	6,708	12,457
Total lease payments	32,036	11,371	43,407
Less: interest	(3,741)	(2,163)	(5,904)
Present value of lease liabilities	$ 28,295	$ 9,208	$ 37,503

14. Segments

The Company manages its business under two operating segments, Material Handling and Distribution, consistent with the manner in which the Chief Operating Decision Maker ("CODM") evaluates performance and makes resource allocation decisions. None of the reportable segments include operating segments that have been aggregated. These segments contain individual business components that have been combined on the basis of common management, customers, products, production processes and other economic characteristics. Intersegment sales are recorded with a reasonable margin and are eliminated in consolidation.

The Material Handling Segment manufactures a broad selection of durable plastic reusable containers that are used repeatedly during the course of their service life. At the end of their service life, these highly sustainable products can be recovered, recycled, and reprocessed into new products. The Material Handling Segment's products include pallets, small parts bins, bulk shipping containers, storage and organization products, OEM parts, custom plastic products, consumer fuel containers and tanks for water, fuel and waste handling. Products in the Material Handling Segment are primarily injection molded, rotationally molded or blow molded. This segment conducts its primary operations in the United States and Canada. Markets served include industrial manufacturing, food processing, retail/wholesale products distribution, agriculture, automotive, recreational vehicles, marine vehicles, healthcare, appliance, bakery, electronics, textiles and consumer, among others. Products are sold both directly to end-users and through distributors.

The Distribution Segment is engaged in the distribution of equipment, tools, and supplies used for tire servicing and automotive under-vehicle repair and the manufacture of tire repair and retreading products. The product line includes categories such as tire valves and accessories, tire changing and balancing equipment, lifts and alignment equipment, service equipment and tools, and tire repair/retread supplies. The Distribution Segment also manufactures and sells certain traffic markings, including reflective highway marking tape. The Distribution Segment operates domestically through its sales offices and eight regional distribution centers in the United States, and in certain foreign countries through export sales. In addition, the Distribution Segment operates directly in certain foreign markets, principally Central America, through foreign branch operations. Markets served include retail and truck tire dealers, commercial auto and truck fleets, truck stop operations, auto dealers, general service and repair centers, tire retreaders, and government agencies. The acquisition of Mohawk, described in Note 3, is included in the Distribution Segment.

Total sales from foreign business units were approximately $46.1 million, $54.2 million, and $48.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Export sales from the Company's U.S. operations were approximately $30.0 million, $31.7 million, and $29.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Sales made to customers in Canada accounted for approximately 4.4%, 4.3% and 4.6% of total net sales in 2023, 2022 and 2021, respectively. There are no other individual foreign countries for which sales are material. Long-lived assets in foreign countries, primarily in Canada, consisted of property, plant and equipment, and were approximately $10.3 million and $10.4 million at December 31, 2023 and 2022, respectively.

(Dollars in thousands, except where otherwise indicated)

	2023	2022	2021
Net Sales			
Material Handling	$ 555,259	$ 647,619	$ 564,068
Distribution	257,875	251,966	197,427
Inter-company sales	(67)	(38)	(60)
Total net sales	$ 813,067	$ 899,547	$ 761,435
Operating income			
Material Handling (5)	$ 100,088	$ 104,079	$ 62,187
Distribution (2) (3)	10,967	15,862	15,428
Corporate (1) (3) (4)	(38,650)	(36,000)	(28,314)
Total operating income	72,405	83,941	49,301
Interest expense, net	(6,349)	(5,731)	(4,208)
Income before income taxes	$ 66,056	$ 78,210	$ 45,093
Total Assets			
Material Handling	$ 383,734	$ 385,722	$ 370,499
Distribution	112,323	119,652	88,757
Corporate	45,574	37,260	25,293
Total assets	$ 541,631	$ 542,634	$ 484,549
Capital Additions, Net			
Material Handling	$ 20,452	$ 22,528	$ 17,173
Distribution	1,666	705	402
Corporate	737	1,059	292
Total capital additions, net	$ 22,855	$ 24,292	$ 17,867
Depreciation and Amortization			
Material Handling	$ 18,917	$ 17,814	$ 17,803
Distribution	3,197	2,889	2,208
Corporate (6)	985	954	874
Total depreciation and amortization	$ 23,099	$ 21,657	$ 20,885

(1) The Company recognized $3.2 million, $1.4 million and $0.7 million of expense to the estimated environmental reserve, net of expected insurance recoveries in the years ended December 31, 2023, 2022 and 2021, respectively, as described in Note 9. Environmental charges are not included in segment results and are shown with Corporate.
(2) In the year ended December 31, 2022, the Company recognized a $0.6 million impairment loss on an investment in a legacy joint venture within the Distribution Segment as described in Note 1.
(3) In the year ended December 31, 2023, the Company recognized $0.7 million of executive severance, of which $0.4 million was recognized in the Distribution Segment related to severance and $0.3 million was recognized in Corporate related to charges for acceleration of stock compensation.
(4) Corporate includes $1.3 million of consulting costs to improve the Company's capabilities to screen and execute large acquisitions in addition to $2.6 million of acquisition related costs associated with the Signature acquisition, as described in Note 15, for the year ended December 31, 2023.
(5) In the year ended December 31, 2023, the Company recognized a $10 million recovery of legal costs within the Material Handling Segment related to a settlement agreement with one of its insurers, as described in Note 9. $6.7 million of these recovered costs were originally incurred prior to 2023.
(6) Corporate depreciation and amortization includes amortization of deferred financing costs of $0.3 million, $0.4 million and $0.5 million in the years ended December 31, 2023, 2022 and 2021, respectively.

(Dollars in thousands, except where otherwise indicated)

15. Subsequent Events

Acquisition of Signature Systems

On February 8, 2024, the Company acquired Signature Systems, a manufacturer and distributor of composite matting ground protection for industrial applications, stadium turf protection and temporary event flooring, for $350 million plus customary working capital and other adjustments in an all-cash transaction, funded through an amendment and restatement of Myers' existing loan agreement discussed below. The acquisition was completed by acquiring the stock of Signature CR Intermediate Holdco, Inc. Goodwill acquired in this transaction will not be tax deductible. In 2023, Signature System's revenue was approximately $110 million. Signature will be included in the Material Handling segment.

Repayment and termination of Senior Unsecured Notes

On January 12, 2024, the Company repaid $26.0 million of Senior Unsecured Notes upon maturity using cash on hand and availability under the Loan Agreement. On February 6, 2024, in connection with the subsequent amendment and restatement to the Loan Agreement described below, the Company prepaid the remaining $12.0 million face value of Senior Unsecured Notes, which were due January 15, 2026, using availability under the revolving credit facility under the Loan Agreement. After giving effect to the payment in full of all outstanding Senior Unsecured Notes under the Note Purchase Agreement, the Note Purchase Agreement has been terminated.

First Amendment to Loan Agreement

On February 8, 2024, the Company entered into Amendment No. 1 to the Seventh Amended and Restated Loan Agreement ("Amendment No. 1"), which amended the Seventh Amended and Restated Loan Agreement (the "Loan Agreement" – see also Note 10) dated September 29, 2022 (collectively, the "Amended Loan Agreement"). Amendment No. 1, among other things, permits the acquisition of Signature Systems and provides for a new 5-year $400 million term loan facility ("Term Loan A"). Term Loan A will amortize in quarterly installment payments in aggregate annual amounts equal to $20 million in years 1 and 2 and $40 million in years 3 through 5. Term Loan A may be voluntarily prepaid at any time, in whole or in part, without penalty or premium, however, all amounts repaid or prepaid in respect of Term Loan A may not be reborrowed.

Amendment No. 1 did not change the existing revolving credit facility's maturity date or $250 million borrowing limit, which includes a letter of credit subfacility and swingline subfacility. In connection with Amendment No. 1, the Company incurred deferred financing fees of approximately $9 million.

The Amended Loan Agreement is on substantially the same terms as the Loan Agreement, except Amendment No. 1 has amended, among other items, (i) to permit the Signature Systems acquisition, (ii) to modify the maximum leverage ratio to not exceed (x) 4.00 to 1:00 on a "net" basis for an initial "net" leverage ratio holiday period for the immediate fiscal quarter end after the Signature Systems acquisition is consummated and for the three immediately following fiscal quarter ends thereafter and (y) 3.25 to 1.00 on a "net" basis after such "net" leverage ratio holiday period (subject to additional "net" leverage ratio holiday periods at the election of the Company for such periods that are more fully described in the Amended Loan Agreement), (iii) to modify certain negative covenants (including the restricted payment covenant) so that the applicable incurrence tests for such negative covenants is now based on the new "net" leverage ratio level, (iv) to increase the applicable margins for the loans under the Amended Loan Agreement to range between 1.775% to 2.35% for Term SOFR, RFR, SONIA, EURIBOR and CORRA based loans and between 0.775% and 1.35% for base rate loans, in each case based from time to time on the determination of the Company's then net leverage ratio, (v) to replace the Canadian Dealer Offered Rate (CDOR) as the applicable reference rate with respect to loans denominated in Canadian Dollars to the Canadian Overnight Repo Rate Average (CORRA), and (vi) to amend the scope of collateral securing the obligations under the Amended Loan Agreement to be an "all asset" lien (subject to customary provisions of excluded collateral not subject to the liens).

(Dollars in thousands, except where otherwise indicated)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

The Company carries out a variety of procedures, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023.

Management's report on internal control over financial reporting, and the report of the independent registered public accounting firm on internal control over financial reporting are titled "Management's Annual Assessment of and Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, and are included herein.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Assessment of and Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Michael P. McGaugh
President and
Chief Executive Officer

Grant E. Fitz
Executive Vice President and
Chief Financial Officer

(Dollars in thousands, except where otherwise indicated)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Myers Industries, Inc. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Myers Industries, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Myers Industries, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes and our report dated March 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Assessment of and Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Akron, Ohio
March 5, 2024

ITEM 9B.   Other Information.

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2023, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

ITEM 10.   Directors, Executive Officers and Corporate Governance

The information required by Item 401 of Regulation S-K concerning the executive officers of the Company is incorporated herein by reference from the disclosure included under the caption "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

For information about the directors of the Company, see the sections titled "Proposal No. 1 – Election of Directors", "Nominees," "Corporate Governance Guidelines," "Corporate Governance and Compensation Practices," "Board and Committee Independence," "Board Committees and Meetings," "Committee Charters and Policies," and "Shareholder Nomination Policy" of the Company's Proxy Statement filed with the Securities and Exchange Commission for the Company's annual meeting of shareholders to be held on April 25, 2024 ("Proxy Statement"), which is incorporated herein by reference.

The Company has established a separately-designated standing audit committee in compliance with the Exchange Act Section 3(a)(58)(A). The members of the Audit Committee are Yvette Dapremont Bright, William A. Foley, F. Jack Liebau, Jr. and Lori Lutey. Each member of the Company's Audit Committee is financially literate and independent as defined under the Company's Independence Criteria Policy and the independence standards set by the New York Stock Exchange. The Board has identified F. Jack Liebau, Jr. and Lori Lutey as "Audit Committee Financial Experts."

Disclosures by the Company with respect to family relationships and legal proceedings appear under the section entitled "Proposal No. 1 – Election of Directors" in the Proxy Statement, and is incorporated herein by reference. Disclosures by the Company with respect to compliance with Section 16(a) appear under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement, and is incorporated herein by reference.

Our Board of Directors has adopted Charters for each of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee as well as Corporate Governance Guidelines as contemplated by the applicable sections of the New York Stock Exchange Listed Company Manual.

In accordance with the requirements of Section 303A.10 of the New York Stock Exchange Listed Company Manual, the Board of Directors has also adopted a Code of Ethics and Business Conduct for our employees and members of our Board of Directors. We will satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, any provision of this Code with respect to our executive officers or directors by disclosing the nature of that amendment or waiver.

The text of each of our Board Committee Charters, our Corporate Guidelines, the Code of Ethics and Business Conduct, and other governance policies, is posted on our website on the "Corporate Governance" page accessed from the page titled "Investor Relations." For further information about our Code of Ethics and Business Conduct, see the section titled "Corporate Governance and Compensation Practices" of our Proxy Statement, which is incorporated herein by reference.

ITEM 11.   Executive Compensation

See the sections titled "Director Compensation," "Compensation Discussion and Analysis," "Summary of Cash and Certain Other Compensation," "Grants of Plan Based Awards," "Outstanding Equity Awards at Fiscal Year End," "Option Exercises and Stock Vested for Fiscal Year End 2023," "Nonqualified Deferred Compensation," "Severance Arrangements upon Termination Including Change in Control," "Summary of Potential Termination Payments and Benefits," "Risk Assessment of Compensation Practices," "CEO Pay Ratio," "Compensation and Management Development Committee Interlocks and Insider Participation," and "Compensation and Management Development Committee Report on Executive Compensation" of the Proxy Statement, which are incorporated herein by reference.

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See the section titled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement, which is incorporated herein by reference.

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity Compensation Plans Approved by Security Holders	964,313 [(1)]	$ 20.35 [(2)]	526,363
Equity Compensation Plans Not Approved by Security Holders	–0–	–0–	–0–
Total	964,313		526,363

[(1)]   This information is as of December 31, 2023 and includes outstanding stock option and restricted stock unit awards, including performance-based restricted stock unit awards, granted under the 2021 Incentive Stock Plan and the 2017 Incentive Stock Plan.
[(2)]   Represents the weighted average exercise price of outstanding stock options and does not take into account outstanding restricted stock unit awards, which do not have an exercise price.

ITEM 13.   Certain Relationships and Related Transactions, and Director Independence

See the sections titled "Policies and Procedures with Respect to Related Party Transactions," "Corporate Governance Guidelines," "Corporate Governance and Compensation Practices" and "Board and Committee Independence" of the Proxy Statement, which are incorporated herein by reference.

ITEM 14.   Principal Accounting Fees and Services

Required information regarding fees paid to and services provided by the Company's independent registered public accounting firm and the pre-approval policies and procedures of the Audit Committee of the Company's Board of Directors is set forth under the section titled "Matters Relating to the Independent Registered Public Accounting Firm" of the Proxy Statement, which is incorporated herein by reference.

ITEM 15.   Exhibits, Financial Statement Schedules

The following consolidated financial statements of the Registrant appear in Part II of this Report:

15.   (A)(1) Financial Statements

Consolidated Financial Statements of Myers Industries, Inc. and Subsidiaries

- Report of Independent Registered Public Accounting Firm - Ernst & Young LLP (PCAOB Firm ID No. 42)

- Consolidated Statements of Operations For The Years Ended December 31, 2023, 2022 and 2021

- Consolidated Statements of Comprehensive Income (Loss) For the Years Ended December 31, 2023, 2022 and 2021

- Consolidated Statements of Financial Position As of December 31, 2023 and 2022

- Consolidated Statements of Shareholders' Equity For The Years Ended December 31, 2023, 2022 and 2021

- Consolidated Statements of Cash Flows For The Years Ended December 31, 2023, 2022 and 2021

- Notes to Consolidated Financial Statements

15.   (A)(2) Financial Statement Schedules

All schedules are omitted because they are inapplicable, not required, or because the information is included in the consolidated financial statements or notes thereto which appear in Part II of this Report.

15.   (A)(3) Exhibits

EXHIBIT INDEX

2.1	Agreement and Plan of Merger dated as of December 29, 2023 by and among Signature CR Intermediate Holdco, Inc., Myers Subsidiary I, Inc., Myers Industries, Inc., certain Executory Sellers Signatories, and Signature CR Holdco, LLC, solely in its capacity as the representative of the Securityholders as set forth in the Merger Agreement.** Reference is made to Exhibit 2.1 to Form 8-K filed with the Commission on January 2, 2024.
3.1	Myers Industries, Inc. Second Amended and Restated Articles of Incorporation. Reference is made to Exhibit 3.1 to Form 8-K filed with the SEC on April 29, 2021.
3.2	Myers Industries, Inc. Amended and Restated Code of Regulations. Reference is made to Exhibit 3.2 to Form 8-K filed with the SEC on April 29, 2021.
4	Description of Capital Stock. Reference is made to Exhibit 4 to Form 10-K filed with the Commission on March 11, 2021.
10.1	Myers Industries, Inc. Employee Stock Purchase Plan. Reference is made to Exhibit 99.1 to Form S-8 filed with the Commission on November 21, 2018.
10.2	Amendment to Myers Industries, Inc. Employee Stock Purchase Plan effective October 1, 2022. Reference is made to Exhibit 10.2 to Form 10-K filed with the Commission on March 3, 2023.
10.3	Form of Indemnification Agreement for Directors and Officers. Reference is made to Exhibit 10.4 to Form 10-Q filed with the Commission on May 6, 2021.
10.4	Myers Industries, Inc. Amended and Restated Dividend Reinvestment and Stock Purchase Plan. Reference is made to Exhibit 99 to Post-Effective Amendment No. 2 to Form S-3 filed with the Commission on March 19, 2004.
10.5	Performance Bonus Plan of Myers Industries, Inc. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on April 30, 2013.*
10.6	Note Purchase Agreement between Myers Industries, Inc. and the Note Purchasers, dated October 22, 2013, regarding the issuance of $40,000,000 of 4.67% Series A Senior Notes due January 15, 2021, $11,000,000 of 5.25% Series B Senior Notes due January 15, 2024, $29,000,000 of 5.30% Series C Senior Notes due January 15, 2024, and $20,000,000 of 5.45% Series D Senior Notes due January 15, 2026. Reference is made to Exhibit 4.1 to Form 8-K filed with the Commission on October 24, 2013.
10.7	First Amendment to the Note Purchase Agreement between Myers Industries, Inc. and the Note Purchasers, regarding the issuance of $40,000,000 of 4.67% Series A Senior Notes due January 15, 2021, $11,000,000 of 5.25% Series B Senior Notes due January 15, 2024, $29,000,000 of 5.30% Series C Senior Notes due January 15, 2024, and $20,000,000 of 5.45% Series D Senior Notes due January 15, 2026, dated July 21, 2015. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on July 23, 2015.

10.8	Non-Competition and Confidentiality Agreement between Myers Industries, Inc. and Michael P. McGaugh dated April 6, 2020. Reference is made to Exhibit 10.2 to the Form 8-K filed with the Commission on March 16, 2020.*
10.9	Second Amendment to the Note Purchase Agreement among the Subsidiary Guarantors identified therein and each of the institutions which is a signatory thereto, dated March 8, 2017. Reference is made to Exhibit 10.2 to Form 8-K filed with the Commission on March 9, 2017.
10.10	Form of Director Stock Award Agreement under the Amended and Restated 2017 Incentive Stock Plan. Reference is made to Exhibit 10(ac) to Form 10-K filed with the Commission on March 8, 2019.
10.11	Amended and Restated 2017 Stock Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10(ao) to Form 10-K filed with the Commission on March 9, 2018.
10.12	Administrative Settlement Agreement and Order on Consent For Remedial Investigation/Feasibility Study, effective November 27, 2018, by and between the United States Environmental Protection Agency and Buckhorn, Inc. Reference is made to Exhibit 10.1 to Form 8-K filed with the Commission on December 13, 2018.
10.13	Executive Nonqualified Excess Plan effective January 1, 2018* Reference is made to Exhibit 10(ai) to Form 10-K filed with the Commission on March 8, 2019.
10.14	Form of 2023 Restricted Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on May 4, 2023.
10.15	Form of 2023 Performance Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.2 to Form 10-Q filed with the Commission on May 4, 2023.
10.16	Myers Industries, Inc. Senior Officer Severance Plan (as amended).* (filed herewith)
10.17	Sixth Amended and Restated Loan Agreement dated March 12, 2021, among Myers Industries, Inc., MYE Canada Operations Inc., Scepter Canada Inc. and the other foreign subsidiary borrowers, the lenders and JPMorgan Chase Bank, National Association, as administrative agent. Reference is made to Exhibit 10.1 to Form 8-K and filed with the Commission on March 16, 2021.
10.18	Third Amendment to Note Purchase Agreement, dated March 12, 2021, among Myers Industries, Inc., the subsidiary guarantors identified therein and each of the institutions which is a signatory thereto. Reference is made to Exhibit 10.2 to Form 8-K filed with the Commission on March 16, 2021.
10.19	Non-Competition, Non-Solicitation and Confidentiality Agreement between Myers Industries, Inc. and Grant E. Fitz, effective May 8, 2023.* Reference is made to Exhibit 10.3 to Form 10-Q filed with the Commission on May 4, 2023.
10.20	Form of Non-Competition, Non-Solicitation and Confidentiality Agreement for Executive Officers.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on November 1, 2023.
10.21	Form of 2021 Restricted Stock Unit Award Agreement for Executive Officers under the Amended and Restated 2017 Incentive Stock Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.5 to Form 10-Q filed with the Commission on May 6, 2021.
10.22	Form of 2021 Performance Stock Unit Award Agreement for Executive Officers under the Amended and Restated 2017 Incentive Stock Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.6 to Form 10-Q filed with the Commission on May 6, 2021.
10.23	Myers Industries, Inc. 2021 Long-Term Incentive Plan.* Reference is made to Exhibit 99.1 to Form S-8 filed with the Commission on April 29, 2021.
10.24	Form of 2022 Restricted Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.1 to Form 10-Q filed with the Commission on May 5, 2022.
10.25	Form of 2022 Performance Stock Unit Award Agreement for Executive Officers under the 2021 Long-Term Incentive Plan of Myers Industries, Inc.* Reference is made to Exhibit 10.2 to Form 10-Q filed with the Commission on May 5, 2022.
10.26	Seventh Amended and Restated Loan Agreement, dated September 29, 2022, among Myers Industries, Inc., MYE Canada Operations Inc., Scepter Canada Inc. and the other foreign subsidiary borrowers, the lenders and JPMorgan Chase Bank, National Association, as administrative agent.**Reference is made to Exhibit 10.1 to Form 8-K filed with the SEC on October 4, 2022.
10.27	Fourth Amendment to Note Purchase Agreement, dated September 29, 2022, among Myers Industries, Inc., the subsidiary guarantors identified therein and each of the institutions which is a signatory thereto. Reference is made to Exhibit 10.2 to Form 8-K filed with the SEC on October 4, 2022.
10.28	2024 Non-employee Director Compensation.* (filed herewith)
14	Myers Industries, Inc. Code of Ethics and Business Conduct. Reference is made to Exhibit 14.1 to Form 8-K filed with the Commission on March 6, 2017.
21	List of Direct and Indirect Subsidiaries, and Operating Divisions, of Myers Industries, Inc.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Michael P. McGaugh, President and Chief Executive Officer of Myers Industries, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Grant E. Fitz, Executive Vice President and Chief Financial Officer of Myers Industries, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of Michael P. McGaugh, President and Chief Executive Officer, and Grant E. Fitz, Executive Vice President and Chief Financial Officer, of Myers Industries, Inc. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Policy relating to recovery of erroneously awarded compensation. (filed herewith)
101	The following financial information from Myers Industries, Inc. Annual Report on Form 10-K for the year ended December 31, 2023, formatted in inline XBRL includes: (i) Consolidated Statements of Financial Position (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity, and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*   Indicates executive compensation plan or arrangement.

**   Pursuant to Item 601(a)(5) of Regulation S-K, exhibits and schedules were omitted from this initial filing. The registrant agrees to furnish the Commission on a supplemental basis a copy of any omitted exhibit or schedule.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYERS INDUSTRIES, INC.

/s/ Grant E. Fitz

Grant E. Fitz
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Michael P. McGaugh MICHAEL P. MCGAUGH	President, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2024
/s/ Grant E. Fitz GRANT E. FITZ	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 5, 2024
/s/ Yvette Dapremont Bright YVETTE DAPREMONT BRIGHT	Director	March 5, 2024
/s/ Ron DeFeo RON DEFEO	Director	March 5, 2024
/s/ William A. Foley WILLIAM A. FOLEY	Director	March 5, 2024
/s/ Jeffrey Kramer JEFFREY KRAMER	Director	March 5, 2024
/s/ F. Jack Liebau, Jr. F. JACK LIEBAU, JR.	Director	March 5, 2024
/s/ Bruce M. Lisman BRUCE M. LISMAN	Director	March 5, 2024
/s/ Lori Lutey LORI LUTEY	Director	March 5, 2024

APPENDIX

The Company uses certain non-GAAP measures in this presentation. Adjusted operating income, adjusted operating income margin, adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA margin, adjusted net income, adjusted earnings per diluted share (adjusted EPS), and free cash flow are non-GAAP financial measures and are intended to serve as a supplement to results provided in accordance with accounting principles generally accepted in the United States. Myers Industries believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in the following Appendix.

MYERS INDUSTRIES, INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
ADJUSTED OPERATING INCOME, ADJUSTED EBITDA AND FREE CASH FLOW (UNAUDITED)
(Dollars in thousands)

	Year Ended December 31,			
	2023		**2022**	
Adjusted operating income (loss) reconciliation:				
Operating income (loss)	$	72,405	$	83,941
Executive severance costs		699		—
Restructuring expenses and other adjustments		2,536		744
Acquisition and integration costs		3,121		998
Insurance recovery of legal fees		(6,700)		—
Loss on sale of assets		—		261
Impairment of investment in legacy joint venture		—		603
Environmental reserves, net		3,200		1,400
Adjusted operating income (loss)	$	75,261	$	87,947
Adjusted EBITDA reconciliation:				
Net income (loss)	$	48,867	$	60,267
Income tax expense (benefit)		17,189		17,943
Interest expense, net		6,349		5,731
Operating income (loss)		72,405		83,941
Depreciation and amortization		22,786		21,216
Executive severance costs		699		—
Restructuring expenses and other adjustments		2,536		744
Acquisition and integration costs		3,121		998
Insurance recovery of legal fees		(6,700)		—
Loss on sale of assets		—		261
Impairment of investment in legacy joint venture		—		603
Environmental reserves, net		3,200		1,400
Adjusted EBITDA	$	98,047	$	109,163
Free cash flow reconciliation:				
Net cash provided by (used for) operating activities	$	86,172	$	72,621
Capital expenditures		(22,855)		(24,292)
Free cash flow	$	63,317	$	48,329

MYERS INDUSTRIES, INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER DILUTED SHARE (UNAUDITED)
(Dollars in thousands, except per share data)

| | Year Ended December 31, | | | |
	2023		2022	
Adjusted net income (loss) reconciliation:				
Net income (loss)	$	48,867	$	60,267
Income tax expense (benefit)		17,189		17,943
Income (loss) before income taxes		66,056		78,210
Executive severance costs		699		—
Restructuring expenses and other adjustments		2,536		744
Acquisition and integration costs		3,121		998
Insurance recovery of legal fees		(6,700)		—
Loss on sale of assets		—		261
Impairment of investment in legacy joint venture		—		603
Environmental reserves, net		3,200		1,400
Adjusted income (loss) before income taxes		68,912		82,216
Income tax expense, as adjusted [1]		(17,228)		(20,554)
Adjusted net income (loss)	$	51,684	$	61,662
Adjusted earnings per diluted share reconciliation:				
Net income (loss) per common diluted share	$	1.32	$	1.64
Executive severance costs		0.02		—
Restructuring expenses and other adjustments		0.06		0.02
Acquisition and integration costs		0.08		0.03
Insurance recovery of legal fees		(0.18)		—
Loss on sale of assets		—		0.01
Impairment of investment in legacy joint venture		—		0.02
Environmental reserves, net		0.09		0.04
Adjusted effective income tax rate impact		(0.00)		(0.07)
Adjusted earnings per diluted share [2]	$	1.39	$	1.68

Items in this table may not recalculate due to rounding

(1) Income taxes are calculated using the normalized effective tax rate for each year. The rate used in 2023 is 25% and in 2022 is 25%.

(2) Adjusted earnings per diluted share is calculated using the weighted average common shares outstanding for the respective period.

MYERS INDUSTRIES, INC.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
GROSS PROFIT, OPERATING INCOME AND EBITDA (UNAUDITED)
(Dollars in thousands)

	Year Ended December 31, 2023				
	Material Handling	Distribution	Segment Total	Corporate & Other	Total
Net sales	$ 555,259	$ 257,875	$ 813,134	$ (67)	$ 813,067
Net income					48,867
Net income margin					*6.0%*
Gross profit					259,086
Add: Restructuring expenses and other adjustments					829
Adjusted gross profit					259,915
Gross margin as adjusted					*32.0%*
Operating income (loss)	100,088	10,967	111,055	(38,650)	72,405
Operating income margin	*18.0%*	*4.3%*	*13.7%*	*n/a*	*8.9%*
Add: Executive severance costs	—	410	410	289	699
Add: Restructuring expenses and other adjustments	1,456	914	2,370	166	2,536
Add: Acquisition and integration costs	—	376	376	2,745	3,121
Less: Insurance recovery of legal fees [3]	(6,700)	—	(6,700)	—	(6,700)
Add: Environmental reserves, net [2]	—	—	—	3,200	3,200
Adjusted operating income (loss) [1]	94,844	12,667	107,511	(32,250)	75,261
Adjusted operating income margin	*17.1%*	*4.9%*	*13.2%*	*n/a*	*9.3%*
Add: Depreciation and amortization	18,917	3,197	22,114	672	22,786
Adjusted EBITDA	$ 113,761	$ 15,864	$ 129,625	$ (31,578)	$ 98,047
Adjusted EBITDA margin	*20.5%*	*6.2%*	*15.9%*	*n/a*	*12.1%*

(1) Includes gross profit adjustments of $829 and SG&A adjustments of $2,027

(2) Includes environmental charges of $6,500 net of probable insurance recoveries of $3,300

(3) Includes total insurance recovery of $10,000 net of recoverable expenses incurred in the current period of $3,300

	Year Ended December 31, 2022				
	Material Handling	Distribution	Segment Total	Corporate & Other	Total
Net sales	$ 647,619	$ 251,966	$ 899,585	$ (38)	$ 899,547
Net income					60,267
Net income margin					*6.7%*
Gross profit					283,366
Add: Restructuring expenses and other adjustments					744
Adjusted gross profit					284,110
Gross margin as adjusted					*31.6%*
Operating income (loss)	104,079	15,862	119,941	(36,000)	83,941
Operating income margin	*16.1%*	*6.3%*	*13.3%*	*n/a*	*9.3%*
Add: Restructuring expenses and other adjustments	744	—	744	—	744
Add: Acquisition and integration costs	—	377	377	621	998
Add: Loss on sale of assets	261	—	261	—	261
Add: Impairment of investment in legacy joint venture	—	603	603	—	603
Add: Environmental reserves, net [2]	—	—	—	1,400	1,400
Adjusted operating income (loss) [1]	105,084	16,842	121,926	(33,979)	87,947
Adjusted operating income margin	*16.2%*	*6.7%*	*13.6%*	*n/a*	*9.8%*
Add: Depreciation and amortization	17,814	2,889	20,703	513	21,216
Adjusted EBITDA	$ 122,898	$ 19,731	$ 142,629	$ (33,466)	$ 109,163
Adjusted EBITDA margin	*19.0%*	*7.8%*	*15.9%*	*n/a*	*12.1%*

(1) Includes gross profit adjustments of $744 and SG&A adjustments of $3,262

(2) Includes environmental charges of $7,400 net of probable insurance recoveries of $6,000

Shareholder Information

Annual Meeting of Shareholders

April 25, 2024, at 9:00 a.m. EDT

Attend in person:
Courtyard by Marriott
41 Furnace Street
Akron, OH 44308

Live webcast:
Available on the Investor Relations section
of the Company's website at
www.myersindustries.com or at
www.virtualshareholdermeeting.com/MYE2024
For more information, call (330) 253-5592.

Company Headquarters

Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Tel: (330) 253-5592
Fax: (330) 761-6166
Website: www.myersindustries.com

Common Stock

Traded on the New York Stock Exchange

Dividend Reinvestment Plan

Shareholders have a convenient opportunity to
automatically reinvest cash dividends and make
voluntary cash investments in the Company's stock
through the Dividend Reinvestment and Stock
Purchase Plan. For full details, please contact:

Treasurer

Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301
Tel: (330) 253-5592
Fax: (330) 761-6166

Transfer Agent & Registrar

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717

Please contact Broadridge Corporate Issuer Solutions
directly to:

- Transfer stock
- Change name or address
- Replace lost stock certificates
- Obtain holding statements
- Replace lost dividend checks
- Consolidate accounts
- Eliminate multiple mailings

Investor representatives may be reached at:
(877) 456-5753 between the hours of
9:00 a.m. and 6:00 p.m. ET, Monday through Friday.
Outside of the U.S., call (720) 414-6895.
Shareholders may access accounts online at:
www.shareholder.broadridge.com/MYE

Independent Registered Public Accounting Firm

Ernst & Young LLP

Form 1O-K Requests

Free available copies of the Company's 2023
Annual Report and Form 10-K are available
on our website or upon written request to:

Myers Industries, Inc.
Attn: Investor Relations
1293 South Main Street
Akron, OH 44301

Investor Relations Contact

Meghan Beringer
Senior Director, Investor Relations
Tel: (252) 536-5651
Fax: (330) 761-6166

NYSE Disclosures

In 2023, the Company submitted to the New York Stock Exchange an unqualified Section 12(a) certification by its chief executive officer indicating that he was not aware of any violation by the Company of the NYSE corporate governance listing standards. In addition, the Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission contained the Section 302 and 906 certifications by the Company's chief executive officer and chief financial officer.

Forward-Looking Statements Disclosure

This report and the forgoing letter from our president and chief executive officer contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. "Forward-looking" statements can be identified by words such as "will," "believe," "anticipate," "expect," "estimate," "intend," "plan," or variations of these words, or similar expressions. These forward-looking statements are neither historical facts nor assurances of future performance. For a discussion of factors that could cause future results to differ from historical performance or those forward-looking statements, see "Item IA. Risk Factors" beginning on page 10 of the attached Annual Report on Form 10-K for the year ended December 31, 2023, and recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov. Myers Industries disclaims any obligation or intention to update forward-looking statements and the estimates and assumptions associated with them.



Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301
myersindustries.com